UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number               033-63026

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan

c/o Morgan Stanley Benefits Department

1585 Broadway

Nineteenth Floor

New York, NY 10036

B.       Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY

1585 Broadway

New York, NY 10036

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan
(Name of Plan)

Date:	June 23, 2015	By:	/s/ Patricia Gould
(Signature)
		Name:	Patricia Gould
		Title:	Morgan Stanley Global Head of Compensation and Benefits

Morgan Stanley

401(k) Plan

Employer ID No: 20-8764829

Plan Number: 003

Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014, and Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014	4–19

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	21–48

NOTE:	All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Administrator of the

Morgan Stanley 401(k) Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Morgan Stanley 401(k) Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Morgan Stanley 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

New York, New York

June 23, 2015

MORGAN STANLEY 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

ASSETS:	2014	2013

Participant-directed investments, at fair value	$7,940,478,063	$7,128,480,923

Receivables:
Employer contributions	251,565,625	240,086,284
Notes receivable from participants	97,182,449	87,417,179
Receivables for securities sold, and other	37,261,107	24,175,157
Total Receivables	386,009,181	351,678,620

Total Assets	8,326,487,244	7,480,159,543
LIABILITIES:
Participant-directed derivative investments	3,828,701	1,288,403
Payables for securities purchased, and other	90,010,546	56,600,467

Total Liabilities	93,839,247	57,888,870

NET ASSETS AVAILABLE FOR BENEFITS	$8,232,647,997	$7,422,270,673

See notes to the financial statements.

MORGAN STANLEY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Net investment income:
Net appreciation in fair value investments	$554,975,578
Dividends	50,001,855
Interest	18,132,500
Net investment income	623,109,933

Contributions:
Employer contributions	251,565,625
Participant contributions	422,661,897
Rollover contributions	41,372,821
Total contributions	715,600,343

Interest income on notes receivable from participants	3,878,453

Total additions	1,342,588,729

DEDUCTIONS:
Benefits paid to participants	526,118,094
Administrative fees	6,093,311

Total deductions	532,211,405

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	810,377,324

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,422,270,673

End of year	$8,232,647,997

See notes to the financial statements.

MORGAN STANLEY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Morgan Stanley & Co. LLC is a limited liability company whose sole member is Morgan Stanley Domestic Holdings, Inc. (the “Plan Sponsor”) - a corporation wholly owned by Morgan Stanley Capital Management, LLC, a limited liability company whose sole member is Morgan Stanley (the “Company”). The Company’s Chief Human Resources Officer or his or her delegate (“the Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan. The Plan Administrator has delegated certain operational and administrative responsibilities to certain employees in the Company’s Human Resources department.

All of the Plan’s investments are held in a trust account (“trust account”) at The Northern Trust Company, N.A. (the “Trustee”).

Eligibility — U.S. benefits-eligible employees, generally defined as full-time and part-time employees (regularly scheduled to work at least 50% of the Company’s standard work week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 50% of the Company’s standard work week are eligible to participate after completing one year of service and attaining age 21.

Eligible participants who terminate employment and are later rehired by a participating company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a participating company as non-U.S. benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a participating company is a party, unless such agreement provides for participation in the Plan; or (c) first hired or transferred to a participating company while in an hourly status on or after July 1, 2004, are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible pay subject to Code limits ($17,500 for 2014). Those participants who have attained at least age 50 by the end of the year may elect an additional before-tax or Roth after-tax “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 for 2014).

Certain eligible participants may also elect to contribute non -Roth after-tax contributions of 1% to 30% of eligible earnings. Participants eligible to make non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2014, employees who earned less than $266,232 during 2013). Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans, excluding other qualified plans sponsored by the Company and its affiliates. All contributions are subject to certain Code limitations.

Puerto Rico residents cannot make or receive contributions under the Plan.

Company Contributions — In addition to the eligibility requirements for each type of Company Contribution described below, to be eligible for Company Contributions for any given Plan Year, a participant must be actively at work or on an authorized leave of absence on December 31 or, during the year, have terminated employment because of retirement or Release, become totally and permanently disabled or died. Company Contributions are generally credited to participant accounts during the first quarter of the year following the calendar year for which the contribution amounts are determined.

Company Match: The Plan-provided Company Match for 2014 was one dollar for each dollar of before-tax or Roth after-tax contributions eligible participants contributed to the Plan up to a maximum of 4% of eligible pay up to the Code limit of $260,000. The maximum Company Match for 2014 was limited to $10,400. The Company Match is made at the discretion of the Plan Sponsor.

The 2014 Company Match contributions were invested according to each participant’s investment elections on file or in a default fund or funds, as selected by the Plan Administrator. The 2014 Company Match was $205,902,559, of which $5,400,124 was covered by forfeitures held by the trust account. The cash contribution was recorded as employer contributions receivable as of December 31, 2014 and paid by the Company to the Plan in January 2015. The 2013 Company Match of $193,866,526 was made in cash of which $5,668,918 was covered by forfeitures held by the trust account. The cash contribution was recorded as employer contributions receivable as of December 31, 2013 and paid by the Company to the Plan in January 2014.

Fixed Contribution: Eligible employees with annualized base pay and eligible annual pay of $100,000 or less and who are not employed as Financial Advisors, Producing Assistant Branch Managers, Producing Branch Managers, or Producing Sales Managers (or equivalent title), Advisory Directors or Senior Advisors (or equivalent title) as of December 31 and who are not Saxon employees of Morgan Stanley’s U.S. Residential Mortgage Business receive a Fixed Contribution of 2% of eligible pay regardless of whether they contribute to the Plan or receive a Company Match. The 2014 Fixed Contribution of $19,670,077 was recorded as employer contributions receivable as of December 31, 2014 and paid in cash by the Company in January 2015. The 2013 Fixed Contribution of $19,776,623 was recorded as employer contributions receivable as of December 31, 2013 and paid in cash by the Company in January 2014.

Citi Pension Transition Contributions: To be eligible for Citi Pension Transition Contributions, employees who transferred from Citigroup to the Company or its affiliates in connection with the formation of the Company’s wealth management business must have been notified by Citigroup that their prior plan benefit opportunity qualified them for transition contributions under the Citigroup 401(k) Plan and they must have been at least age 45 with five or more years of service, including prior Citigroup service, as of December 31, 2010. Citi Pension Transition Contributions may be available for up to 10 Plan Years, beginning with the 2011 Plan year, as determined by the Plan Sponsor, in its discretion.

The Citi Pension Transition Contributions are based on the one-time calculation Citigroup performed to determine the percentage of annual eligible pay for the annual transition contributions under the Citigroup 401(k) Plan. The 2014 Citi Pension Transition Contribution of $2,759,824 was recorded as employer contributions receivable as of December 31, 2014 and paid in cash by the Company in January 2015. The 2013 Citi Pension Transition Contribution of $2,864,273 was recorded as employer contributions receivable as of December 31, 2013 and paid in cash by the Company in January 2014.

Morgan Stanley Transition Contribution: Eligible employees are those who earned a Morgan Stanley pension benefit or received a 401(k) Plan Retirement Contribution during 2010 and at December 31, 2010 were employed by a participating company and at least age 45 with five or more years of service. Eligible employees receive a Morgan Stanley Transition Contribution regardless of whether or not they contribute to the Plan. Morgan Stanley Transition Contributions may be available under the Plan for up to 10 Plan Years as determined by the Plan Sponsor in its discretion, beginning with the 2011 Plan Year.

The Morgan Stanley Transition Contribution is based on a formula generally intended to provide 80% of (1) minus (2):

1.	Under the Plan provisions in effect in 2010:

The estimated value of the benefit the employee would have earned under the Pension Plan (or what the employee would have received as a Retirement Contribution in the Plan), plus

The Company Match the employee would have received had the employee contributed 6% of eligible pay to the Plan (regardless of how much the employee actually contributed).

2.	Under the Plan provisions in effect during the applicable Plan year:

The maximum Company Match available under the Plan (regardless of how much the employee actually contributed), plus

The employee’s Fixed Contribution for the Plan year, if applicable.

The 2014 Morgan Stanley Transition Contribution of $28,633,289 was recorded as employer contributions receivable as of December 31, 2014 and paid in cash by the Company in January 2015. The 2013 Morgan Stanley Transition Contribution of $29,247,780 was recorded as employer contributions receivable as of December 31, 2013 and paid in cash by the Company in January 2014.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company Contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Plan Sponsor and reduced by the amount of any benefit payments to such participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which are subject to change from time to time. As of December 31, 2014, the Plan offered 11 mutual funds, 13 commingled or collective trust funds, one employer stock fund, and eight separately managed accounts.

The Plan is intended to meet the requirements of Section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investment of their Plan accounts.

Employer Stock Provisions — The Morgan Stanley Stock Fund is invested primarily in “employer securities” (as defined in the Code), is designated an employee stock ownership plan to the extent provided in the Plan, and is subject to additional plan provisions, including the ability of eligible participants to elect to receive current cash dividend distributions relating to the Morgan Stanley Stock Fund. Certain employees were not eligible to elect current cash dividend distributions relating to the Morgan Stanley Stock Fund prior to June 28, 2013.

Voting and Tender Rights — Each participant may direct a vote on shares of Company common stock in the Morgan Stanley Stock Fund that are allocated to his or her Plan account. Each participant is to be notified prior to the time that voting rights are to be exercised. Unvoted shares, including shares held in the Plan’s forfeiture account, are to be voted in the same proportion as the total actual votes cast for or against the matter under consideration. Similar rules apply to tender or other similar rights appurtenant to Company common stock, except that shares for which no tender direction is given by the participant will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are to be tendered on a pro rata basis.

Vesting — Participants are vested immediately in their Employee Contributions plus earnings thereon. Participants newly hired on or after January 1, 2004, are vested in any Company contributions upon the earlier of: (i) completion of three years of service, or (ii) termination of employment due to death, retirement, Release or Total and Permanent Disability, each as defined by the Plan. There is no partial vesting. A participant is always fully vested in dividends paid with respect to the Morgan Stanley Stock Fund.

Other — Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company Contributions and pay certain Plan expenses.

Notes Receivable from Participants — Generally, a participant may borrow up to the lesser of $50,000 or 50% of his/her vested Plan account. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Fixed, Retirement and Transition Contributions are not eligible for loans. Each loan processed incurs a $75 administrative fee. Generally, principal and interest are paid ratably through payroll deductions back to the individual participant’s account. A participant may only have one outstanding loan at a time. Loans become due on termination of employment, except in the case of Release, in which case a participant may continue repayments for up to 12 months.

Domestic Relations Orders — Generally, participants who submit a domestic relations order for qualification incur a $750 qualification fee which is paid from the participant’s and alternate payee’s accounts.

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts while in service after attaining age 59-1/2. In the event of a hardship (as defined in the Plan), participants regardless of age may withdraw their vested Employee and Company Contributions to the extent permitted by the Plan. Voluntary Employee Contributions made before 1984 and after-tax Employee Contributions made after 1983 also may be withdrawn in service without regard to the participant’s age, subject to Plan terms.

Payments are made in cash and/or in-kind in shares of Morgan Stanley stock at the direction of the participant. Non-hardship withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in kind. Shares are recorded electronically in book entry form on the records of the Company’s transfer agent, Computershare, via its Direct Registration System (“DRS”) service.

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any Company Contributions to the extent required by the Code.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2014 and 2013 were paid prior to the respective year end.

Risks and Uncertainties — The Plan utilizes various investment options, including derivative instruments. Investments, in general, are exposed to various risks, such as interest rate, market liquidity and credit risks, as well as overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The cost of Plan investments is based on the average cost method for individual securities. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the investments are reflected in Net investment income— Net appreciation in fair value investments, and include the Plan’s gains and losses on investments bought and sold as well as held during the year. Management fees and operating expenses charged to each of the investment options under the Plan are deducted from income earned and are not separately reflected on the statement of changes in net assets available for benefits. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan’s investments and derivative instruments are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 7).

In determining fair value, the Plan uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions other market participants would use in pricing the asset or liability that were developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Plan considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level of the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance. Interest is repaid monthly and any delinquent interest payments as of December 31, 2014 and 2013 were immaterial. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Reclassifications — Certain reclassifications have been made to prior-period amounts to conform to the current year’s presentation.

3.	INVESTMENTS

The Plan’s individual investments at fair value that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	2014	2013
Morgan Stanley Common Stock	$1,818,460,436	$1,528,493,017
BlackRock Liquidity FedFund	624,325,485	636,525,839
Mellon S&P 500 Index	755,594,853	572,266,048
MSIF Inc. Growth	579,087,747	554,127,823

The Plan’s investments appreciated (depreciated) in value during 2014 as follows:

NET APPRECIATION IN FAIR VALUE INVESTMENTS

Registered Investment Companies	$(5,348,243)
Equity investments	477,155,403
U.S. government securities	5,651,731
Municipal government obligations	589,764
Foreign government obligations	(5,026,730)
Fixed income investments	(5,604,602)
Swaps/Options/Futures	(3,723,054)
Other	(483,847)
Collective Trusts	91,765,156

Net appreciation in fair value investments	$554,975,578

4.	DERIVATIVE INSTRUMENTS AND REPURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s separately managed account (“Separate Account”) portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may be used only if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio. Any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each Separate Account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. Within the scope of the investment guidelines, the Plan may be invested in futures, options, swaps and forward foreign currency contracts.

Market risk arises from adverse changes in the fair value of these contracts.

Futures and Options — The trust held certain futures contracts on Eurodollars in separately managed accounts at December 31, 2014 within the PIMCO Real Return and at December 31, 2013 within the PIMCO Real Return and PIMCO Core Fixed Income Portfolios. Both written and purchase options were used in the underlying investments. When the investment manager purchases or writes an option, an amount equal to the premium received or paid by the Plan is recorded as an asset or liability and is subsequently adjusted to the current market value of the option written or purchased. The fair value of these investments as of December 31, 2014 and 2013 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Swaps — Under the investment managers’ standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap’s market value exceed $250,000. Further, the investment managers are instructed to restrict trading to only those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better, unless otherwise approved by the Plan. As of December 31, 2014 and 2013, the investment assets held by the Plan included positions in several interest rate swaps, where fixed rates were paid to counterparties in exchange for floating rates, and credit default swaps. These assets were held within the PIMCO Core Fixed Income and PIMCO Real Return separately managed accounts as of December 31, 2014 and the MSIM Emerging Market Debt SA, PIMCO Core Fixed Income and PIMCO Real Return separately managed accounts as of December 31, 2013. The Plan also had several positions in inflation swaps as of December 31, 2014 and 2013 within the PIMCO Real Return separately managed account. The fair value of these investments as of December 31, 2014 and 2013 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Forward Foreign Currency Contracts — The Plan may enter into forward foreign currency contracts in order to hedge certain foreign currency denominated investments. Forward foreign currency commitments are generally entered into with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered negligible. Additionally, the Plan’s investment guidelines require that the forward foreign currency contracts be restricted in their application and used for economic hedging purposes. The Plan had positions in forward foreign currency contracts in the PIMCO Real Return separately managed account and the Pyramis Small Cap and Artisan Non-U.S. Growth collective trust accounts as of December 31, 2014, and the PIMCO Real Return and MSIM Emerging Market Debt SA separately managed accounts as of December 31, 2013. The fair value of these investments as of December 31, 2014 and 2013 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Securities sold under agreements to repurchase (“repurchase agreements”) — The investment manager, PIMCO, entered into several repurchase agreements. The fair value of these investments as of December 31, 2014 and 2013 was immaterial and the changes in fair value are accounted for as part of net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2014 and 2013, there were 33 and 35 investment options, respectively, available in the Plan, of which six and seven, respectively, were managed by Morgan Stanley Investment Management (“MSIM”), 26 and 27, respectively, were managed by third parties and one of which was an employer stock fund (the Morgan Stanley Stock Fund). Total party-in-interest investment options amounted to $6,373,271,407 and $ 5,696,878,509 as of December 31, 2014 and 2013, respectively and accounted for $488,702,933 in net appreciation during the year ended December 31, 2014. All party-in-interest investment options are in the Morgan Stanley Stock Fund, Northern Trust Short-Term Investment Fund, the funds managed by Morgan Stanley Investment Management, an affiliate of the Plan Sponsor, and funds managed by PIMCO, Blackrock, Systematic, BlueBay, T. Rowe Price, Shenkman, Pyramis, Artisan and BNY Mellon.

As of December 31, 2014 and 2013, the Plan held 46,867,537 shares and 48,740,211 shares, respectively, of Morgan Stanley common stock with a fair value of $1,818,460,436 and $ 1,528,493,017, respectively. The Plan had dividend income of $16,827,559 on Morgan Stanley common stock for the year ended December 31, 2014. Eligible participants have the opportunity to elect to receive current cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan. All direct and indirect fees paid by the Plan are considered party-in-interest transactions.

As of December 31, 2014 and 2013, the Plan held notes receivable from participants for participant loans of $97,182,449 and $87,417,179, respectively, which are considered party-in-interest transactions.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) determined and informed the Plan Sponsor by a letter dated February 21, 2014, that the Plan and its related trust continue to be designed in accordance with the applicable provisions of the Code. The Plan has been amended since receiving this letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2011.

7.	FAIR VALUE MEASUREMENTS

The following description of the valuation methods and assumptions used by the Plan to determine the fair values of investments apply to investments held directly by the Plan.

Registered Investment Companies (“RIC’s”) – Mutual funds are registered with the Securities and Exchange Commission and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. Mutual funds are generally marked to quoted prices or net asset value (“NAV”) and are categorized in Level 1 of the fair value hierarchy if based upon prices which are observable in an active market. The PIMCO Foreign Bond (Unhedged) fund requires the Trustee to calculate the fair value since the fund has a daily interest rate factor that pays a monthly dividend and therefore the fund is categorized as Level 2 of the fair value hierarchy. With the exception of the BlackRock Liquidity Funds - FedFund Institutional Portfolio

investment option which has no restrictions on sales, the Plan generally prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Separately Managed Accounts – The Plan holds investments in the Morgan Stanley Stock Fund (“the Fund”) holding Morgan Stanley common stock and containing a short-term investment fund to facilitate participant transactions in and out of the Fund. There were no unfunded commitments and no restricted redemption notice periods. The Company has specific rules that govern employee transactions in Morgan Stanley stock. Employees may transact in Morgan Stanley stock (including the Fund) only during a window period. Shorter window periods and prior approval requirements apply to those employees deemed Access Persons (as defined in the Company’s employee trading policy) by the Company. Access Persons who are members of the Company’s Management or Operating Committees are prohibited from selling the Fund within six months of a purchase.

The remaining Separate Accounts are professionally managed portfolios of securities that buy investments owned by the trust account for the benefit of participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. Separate Accounts are administered and supervised by investment managers who decide how to invest funds contributed by investors. As of December 31, 2014 and 2013, the Plan’s Separate Accounts consisted of the Systematic Mid Cap Value Fund, the Shenkman Capital High Yield Bond Fund, the T. Rowe Price U.S. Large-Cap Value Fund, the PIMCO Core Fixed Income Fund and the PIMCO Real Return Fund. In addition, the BlueBay Emerging Market Select Debt Fund, the Pyramis Select International Small Cap Fund and the Artisan International Growth Fund Separate Accounts were introduced in 2014. The MSIM Emerging Markets Debt SA Fund was closed during 2014. The Trustee is responsible for determining the Separate Accounts’ fair value. Terms of the agreements with the investment managers (“Investment Management Agreements”) for the Separate Accounts permit the termination of the Investment Management Agreements and the distribution of the Separate Accounts’ securities at fair value. There were no unfunded commitments and no restricted redemption notice periods. The Plan generally prohibits the sale of these investment options within 30 days of a purchase into that investment option.

A description of the valuation methods and assumptions applied to the major categories of the Fund and the Separate Accounts measured at fair value are as follows:

Corporate equities

Corporate equities, including Morgan Stanley common stock, are exchange-traded equity securities that are generally valued based on quoted prices from a nationally recognized exchange. Valuation adjustments are not applied as they are actively traded and accordingly they are categorized in Level 1 of the fair value hierarchy.

Cash and cash equivalents

Cash and cash equivalents are valued at cost, which approximates fair value and are categorized in Level 1 of the fair value hierarchy.

U.S. government securities

U.S. government securities are composed of two main categories consisting of agency-issued debt and agency mortgage pass-through pooled securities. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pooled securities is model driven based on spreads of the comparable To Be Announced (“TBA”) security. Callable agency- issued debt securities and agency mortgage pass-through pooled securities are generally categorized in Level 2 of the fair value hierarchy.

Municipal government obligations

Municipal government obligations are valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Foreign sovereign government obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. Bonds for which the fair value is determined based on a valuation model are categorized in Level 2 of the fair value hierarchy.

Corporate debt instruments

Corporate debt instruments are composed of corporate bonds and asset-backed securities.

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Asset-backed securities (“ABS”) may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the valuation may require benchmarking to similar securities. ABS have been categorized in Level 2 of the fair value hierarchy.

Derivatives

Depending on the product and terms of the transaction, the fair value of over-the-counter (“OTC”) derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. Interest rate and credit default swaps are valued using observable inputs and are generally categorized in Level 2 of the fair value hierarchy. Futures contracts and exchange traded swaps are valued based on quoted prices in active markets and are generally categorized in Level 1 of the fair value hierarchy. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives and are categorized in Level 2 of the fair value hierarchy.

Other assets and liabilities

The carrying values of Notes receivable from participants, Receivables for securities sold and others, and Payables for securities purchased and others, approximate their fair value due to their short-term duration and are categorized in Level 2 of the fair value hierarchy.

Collective Trust Funds – Each investment fund is administered and supervised by its respective investment manager who decides how to invest the contributed funds. Certain funds focus on Corporate Equities or Corporate Fixed Income investments. The Blended-Target Retirement funds have a mixture of underlying investments that the investment manager considers to be generally appropriate at the current time for a given retirement date. The Short-Term Investment Funds are maintained to facilitate transactions into and out of the Plan’s investment options and have a prime objective of principal preservation. The fair values of participating units held in the Collective Trust Funds are based on NAV’s reported by the investment manager as of the financial statement dates and recent transaction prices and therefore the Collective Trust Funds are categorized as Level 2 of the fair value hierarchy. If there is a fee accrual, the trustee is responsible for determining the fair value. As of December 31, 2014 and 2013, the Plan held investments in funds managed by BlackRock, Inc., Mellon and Northern Trust. The funds managed by Artisan and Pyramis were closed as Collective Trust Fund investment options during 2014, and were made available as Separate Account investment options. Terms of the applicable Collective Trust Fund Agreements and/or Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days. There were no unfunded commitments and no restricted redemption notice periods. Other than the funds managed by BlackRock, Inc., from which the Plan does not restrict the frequency of redemptions, the Plan generally prohibits the sale of the Collective Trust Fund investment options within 30 days of a purchase into that investment option.

The following tables set forth by level within the fair value hierarchy the Plan’s investment and derivative instrument assets and liabilities at fair value as of December 31, 2014 and 2013. There were no transfers of investments between levels for either year.

	Plan's Investment Assets and Liabilities at Fair Value as of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Investment Assets:
Registered Investment Companies
Equity Funds
Large-Cap	$579,087,747	$-	$-	$579,087,747
Emerging Markets	299,067,718	-	-	299,067,718
Mid-Cap	294,449,060	-	-	294,449,060
International	252,213,574	-	-	252,213,574
Small-Cap	334,022,102	-	-	334,022,102
Money Market Fund	624,325,485	-	-	624,325,485
Real Estate Investment Trust Fund	182,539,621	-	-	182,539,621
Fixed Income Funds	73,830,329	38,141,317	-	111,971,646
	2,639,535,636	38,141,317	-	2,677,676,953

Separately Managed Accounts
Employer stock	1,818,460,436	-	-	1,818,460,436
Corporate equities	901,546,362	-	-	901,546,362
Cash and cash equivalents	25,127,818	-	-	25,127,818
U.S. government securities	-	181,938,192	-	181,938,192
Corporate debt instruments	-	145,923,342	-	145,923,342
Foreign sovereign government obligations	-	63,093,066	-	63,093,066
Commit to purchase agreements	-	23,900,000	-	23,900,000
Municipal government obligations	-	5,448,989	-	5,448,989
Derivative investments	-	2,443,864	-	2,443,864
Stapled Securities	-	1,144,158	-	1,144,158
	2,745,134,616	423,891,611	-	3,169,026,227

Collective Trusts
Corporate Equity Funds	-	1,014,961,913	-	1,014,961,913
Blended - Target Retirement
Corporate Equity Funds	-	823,856,615	-	823,856,615
Fixed Income Funds	-	152,895,066	-	152,895,066
Corporate Fixed Income Funds	-	87,273,617	-	87,273,617
Short-Term Investment Funds	-	14,787,672	-	14,787,672
	-	2,093,774,883	-	2,093,774,883

Participant-directed investments	$5,384,670,252	$2,555,807,811	$-	$7,940,478,063

Investment Liabilities:
Participant-directed derivative investments	$(610,004)	$(3,218,697)	$-	$(3,828,701)

	Plan's Investment Assets and Liabilities at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Investment Assets:
Registered Investment Companies
Equity Funds
Large-Cap	$554,127,823	$-	$-	$554,127,823
Emerging Markets	321,278,099	-	-	321,278,099
Mid-Cap	307,961,129	-	-	307,961,129
International	275,883,474	-	-	275,883,474
Small-Cap	370,686,087	-	-	370,686,087
Money Market Fund	636,525,839	-	-	636,525,839
Real Estate Investment Trust Fund	148,441,763	-	-	148,441,763
Fixed Income Funds	60,700,960	38,472,837	-	99,173,797
Commodity Fund	13,090,647	-	-	13,090,647
	2,688,695,821	38,472,837	-	2,727,168,658

Separately Managed Accounts
Employer stock	1,528,493,017	-	-	1,528,493,017
Corporate equities	581,753,187	-	-	581,753,187
Cash and cash equivalents	24,983,403	-	-	24,983,403
U.S. government securities	-	186,189,695	-	186,189,695
Municipal government obligations	-	5,053,078	-	5,053,078
Foreign sovereign government obligations	-	62,213,762	-	62,213,762
Corporate debt instruments	-	147,609,226	-	147,609,226
Derivatives	-	1,784,302	-	1,784,302
Other	-	1,100,000	-	1,100,000
	2,135,229,607	403,950,063	-	2,539,179,670

Collective Trusts
Corporate Equity Funds	-	983,649,563	-	983,649,563
Corporate Fixed Income Funds	-	75,312,409	-	75,312,409
Blended - Target Retirement
Corporate Equity Funds	-	636,593,672	-	636,593,672
Fixed Income Funds	-	151,870,265	-	151,870,265
Short-Term Investment Funds	-	14,706,686	-	14,706,686
	-	1,862,132,595	-	1,862,132,595

Participant-directed investments	$4,823,925,428	$2,304,555,495	$-	$7,128,480,923

Investment Liabilities:
Participant-directed derivative investments	$(7,000)	$(1,281,403)	$-	$(1,288,403)

8.	OTHER MATTERS

Until January 6, 2015, affiliates of the Plan held ownership interests in a foreign entity that was determined to be an associated entity of Crowe Horwath LLP (“Crowe”), the Plan’s independent registered public accounting firm, for purposes of applying the independence rules of the Securities and Exchange Commission (“SEC”). All outstanding shares of the foreign entity were acquired by a private company through a binding share purchase transaction on January 6, 2015. The Plan did not at any time hold an ownership interest in Crowe. After review of the facts and circumstances, Crowe has concluded that it was and is capable of exercising objective and impartial judgment on all matters encompassed within audit engagements for the Plan’s financial statements, and that a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. Plan management and those charged with governance have reviewed the facts and circumstances, and determined that a reasonable investor with knowledge of all the relevant facts and circumstances would conclude that Crowe was and is capable of exercising objective and impartial judgment during the audits of the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Mutual funds (RIC's)
*	MSIF	Cap Growth; 14,882,749 shares		$ 579,087,747
*	MSIF	Emerging Mkts I Fund; 13,508,027 shares		299,067,718
*	MSIF	Mid Cap Growth; 7,479,021 shares		294,449,060
*	MSIF	International Equity I; 16,303,398 shares		252,213,574
	Royce	Special Equity Fund; 8,267,856 shares		187,763,008
*	MSIF	Small Company Growth I; 8,853,456 shares		146,259,094
*	Blackrock	Liquidity Fds; 624,325,485 shares		624,325,485
*	MSIF	Global Real Estate I Fund; 16,430,209 shares		182,539,621
*	PIMCO	Banc Amer Re-Remic Tr 2010-5 Due 02-17-2051		44,952,472
*	PIMCO	Selkirk No 2 Ltd Nt 1.183 Due 02-20-2041		38,141,317
	Eaton Vance	Global Macro Absolute Ret Fund; 3,101,811 shares		28,877,857

	Employer stock
*	Morgan Stanley	46,867,537 Shares of Employer Common Stock		1,818,460,436

	Common stock
	3M Co Com	74,100 Shares of Common Stock		12,176,112
	5Th 3Rd Bancorp Com	182,696 Shares of Common Stock		3,722,431
	Aalberts Inds	13,700 Shares of Common Stock		406,734
	Aareal Bank	15,901 Shares of Common Stock		640,533
	Ablynx N.V.	22,300 Shares of Common Stock		243,936
	Actelion Ltd	15,181 Shares of Common Stock		1,761,555
	Adelaide Brighton	72,813 Shares of Common Stock		212,724
	Adr Alibaba Group Hldg Ltd	3,787 Shares of Common Stock		393,621
	Adr Ambev Sa	32,912 Shares of Common Stock		204,713
	Adr Baidu Inc	32,953 Shares of Common Stock		7,512,295
	Adr Grifols S A	16,194 Shares of Common Stock		550,434
	Adr Grupo Televisa Sa	112,839 Shares of Common Stock		3,843,296
	Adr Royal Dutch Shell PLC	77,200 Shares of Common Stock		5,168,540
	Aeon Delight Co.Ltd.	20,500 Shares of Common Stock		482,172
	Aeon Financial Service Co Ltd	14,500 Shares of Common Stock		290,496
	Aercap Holdings	22,340 Shares of Common Stock		867,239
	Aes Corp	632,000 Shares of Common Stock		8,702,640
	Aia Group Ltd	832,000 Shares of Common Stock		4,629,464
	Akastor	29,200 Shares of Common Stock		84,123
	Aker Solutions	36,500 Shares of Common Stock		202,276
	Albioma	10,300 Shares of Common Stock		205,523
	Alcoa Inc	98,550 Shares of Common Stock		1,556,105
	Allianz Se (Se Societas Europeae)	7,718 Shares of Common Stock		1,282,734
	Allied World Assurance Company	19,475 Shares of Common Stock		738,492
	Allison Transmission Holding	63,125 Shares of Common Stock		2,139,938
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Allstate Corp	119,200 Shares of Common Stock		$ 8,373,800
	Alten	18,300 Shares of Common Stock		782,787
	Amer Sports Corp	36,300 Shares of Common Stock		705,433
	Ameren Corp	29,685 Shares of Common Stock		1,369,369
	American Airlines Inc	15,185 Shares of Common Stock		814,372
	American Eagle Outfitters Inc	76,475 Shares of Common Stock		1,061,473
	American Express Co	78,400 Shares of Common Stock		7,294,336
	Ameriprise Finl Inc	46,200 Shares of Common Stock		6,109,950
	Amgen Inc	52,944 Shares of Common Stock		8,433,450
	Amplifon	95,100 Shares of Common Stock		564,332
	Anadarko Petro Corp	15,400 Shares of Common Stock		1,270,500
	Anheuser-Busch Inbev	24,499 Shares of Common Stock		2,782,481
	Ansaldo Sts	26,100 Shares of Common Stock		263,081
	Anthem Inc	12,430 Shares of Common Stock		1,562,078
	Apache Corp	157,500 Shares of Common Stock		9,870,525
	Arkema	8,000 Shares of Common Stock		533,100
	Arris Group Inc	18,650 Shares of Common Stock		563,044
	Ashmore Group	93,100 Shares of Common Stock		406,465
	Asml Holding	40,583 Shares of Common Stock		4,395,118
	Asos PLC	5,400 Shares of Common Stock		216,898
	AT&T Inc	166,500 Shares of Common Stock		5,592,735
	Atmos Energy Corp	27,100 Shares of Common Stock		1,510,554
	Atos	3,495 Shares of Common Stock		280,391
	Atresmedia Corp	30,500 Shares of Common Stock		429,592
	Autoliv Inc	1,920 Shares of Common Stock		205,410
	Avon Products Inc	239,634 Shares of Common Stock		2,250,163
	Azbil Corp	15,800 Shares of Common Stock		367,672
	Babcock Intl Group	42,077 Shares of Common Stock		694,139
	Baker Hughes Inc	75,255 Shares of Common Stock		4,219,548
	Balfour Beatty	88,500 Shares of Common Stock		292,546
	Baloise Holding	5,690 Shares of Common Stock		731,829
	Bank Of America Corp	896,800 Shares of Common Stock		16,043,752
	Bayer Ag	39,346 Shares of Common Stock		5,380,001
	Bba Aviation PLC	65,100 Shares of Common Stock		365,426
	Bca Pop Emilia Rom E	20,700 Shares of Common Stock		136,888
	Bed Bath & Beyond Inc	6,300 Shares of Common Stock		479,871
	Beiersdorf	20,118 Shares of Common Stock		1,641,258
	Beijing Enterprise	241,300 Shares of Common Stock		1,891,853
	Biomed Rlty Tr Inc	75,000 Shares of Common Stock		1,615,500
	Bloomin Brands Inc	14,275 Shares of Common Stock		353,449
	Bodycote PLC	37,100 Shares of Common Stock		374,567
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Boeing Co	48,700 Shares of Common Stock		$ 6,330,026
	Booz Allen Hamilton Hldg Corp	19,425 Shares of Common Stock		515,345
	Boston Scientific Corp	86,775 Shares of Common Stock		1,149,769
	Bqe Cant Vaudoise	820 Shares of Common Stock		444,805
	Brammer	47,000 Shares of Common Stock		250,267
	Bridgestone Corp	4,587 Shares of Common Stock		160,647
	Britvic	61,000 Shares of Common Stock		641,546
	Broadcom Corp	30,860 Shares of Common Stock		1,337,164
	Bt Group	278,932 Shares of Common Stock		1,746,223
	Canadian Pacific Railway Ltd	48,200 Shares of Common Stock		9,287,658
	Capcom Co Ltd	23,600 Shares of Common Stock		357,459
	Carnival Corp	298,200 Shares of Common Stock		13,517,406
	Castellum	43,400 Shares of Common Stock		676,925
	Catlin Group	73,800 Shares of Common Stock		772,137
	Cbl & Assoc Pptys Inc	36,750 Shares of Common Stock		713,685
	Cbre Group Inc	55,450 Shares of Common Stock		1,899,163
	Cdn Nat Res Ltd	52,700 Shares of Common Stock		1,627,376
	Celanese Corp	17,860 Shares of Common Stock		1,070,886
	Celanese Corp	218,800 Shares of Common Stock		13,119,248
	Challenger Ltd	68,746 Shares of Common Stock		367,367
	Check Pt Software Technologies	15,935 Shares of Common Stock		1,252,013
	Chevron Corp	84,471 Shares of Common Stock		9,475,957
	China Mobile Ltd	203,500 Shares of Common Stock		2,374,869
	Chiyoda Co Ltd	16,300 Shares of Common Stock		322,479
	Chiyoda Corp	39,000 Shares of Common Stock		327,236
	Cisco Systems Inc	252,200 Shares of Common Stock		7,014,943
	Cit Group Inc	23,115 Shares of Common Stock		1,105,590
	Cms Energy Corp	3,975 Shares of Common Stock		138,131
	Cognizant Tech Solutions Corp	32,291 Shares of Common Stock		1,700,444
	Comcast Corp	116,238 Shares of Common Stock		6,742,966
	Compugroup Medical	23,900 Shares of Common Stock		575,512
	Consol Energy Inc	69,100 Shares of Common Stock		2,336,271
	Con-Way Inc	15,925 Shares of Common Stock		783,192
	Corelogic Inc	13,550 Shares of Common Stock		428,044
	Croda Intl	3,400 Shares of Common Stock		141,125
	Croda Intl	45,829 Shares of Common Stock		1,902,235
	Crown Hldgs Inc	7,055 Shares of Common Stock		359,099
	Cts Eventim	7,290 Shares of Common Stock		216,121
	Dah Sing Financial	67,600 Shares of Common Stock		394,450
	Dairy Crest Group	86,818 Shares of Common Stock		675,501
	Daiwa Office Investment Corp	82 Shares of Common Stock		460,286
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	DCC	16,200 Shares of Common Stock		$ 897,482
	De Longhi	27,500 Shares of Common Stock		498,147
	Deckers Outdoor Corp	9,870 Shares of Common Stock		898,565
	Delta Air Lines Inc	5,865 Shares of Common Stock		288,499
	Deutsche Post	58,731 Shares of Common Stock		1,922,019
	Deutsche Wohnen	6,700 Shares of Common Stock		158,742
	Deutz	38,900 Shares of Common Stock		188,284
	Dgb Financial Group	17,568 Shares of Common Stock		180,611
	Diageo PLC	4,600 Shares of Common Stock		132,585
	Discover Finl Svcs	14,600 Shares of Common Stock		956,154
	Donnelley R R & Sons Co	39,100 Shares of Common Stock		657,076
	Dowa Holdings Co Ltd	39,000 Shares of Common Stock		313,900
	Drax Group	31,200 Shares of Common Stock		224,075
	Dte Energy Co	9,125 Shares of Common Stock		788,126
	Dufry	2,720 Shares of Common Stock		407,870
	Dupont Fabros Tech Inc	38,875 Shares of Common Stock		1,292,205
	Dynegy Inc	23,550 Shares of Common Stock		714,743
	Electr Arts	20,765 Shares of Common Stock		976,266
	Elementis	94,700 Shares of Common Stock		386,576
	Elringklinger	9,300 Shares of Common Stock		324,044
	Emerson Electric Co	51,800 Shares of Common Stock		3,197,614
	Encana Corp	49,715 Shares of Common Stock		689,547
	Entergy Corp	91,454 Shares of Common Stock		8,000,396
	Eqt Corp	59,300 Shares of Common Stock		4,489,010
	Euler Hermes Group	4,500 Shares of Common Stock		466,329
	Eurocommercial	12,276 Shares of Common Stock		522,435
	Euronav	19,900 Shares of Common Stock		249,710
	Exedy Corp	10,800 Shares of Common Stock		262,400
	Exelon Corp	184,500 Shares of Common Stock		6,841,260
	Exelon Corp	29,990 Shares of Common Stock		1,112,029
	Exxon Mobil Corp	112,900 Shares of Common Stock		10,437,605
	Ezchip Semiconduct	8,508 Shares of Common Stock		164,849
	F5 Networks Inc	4,195 Shares of Common Stock		547,301
	Fagron	4,500 Shares of Common Stock		189,058
	Fidessa Group	12,400 Shares of Common Stock		462,099
	Finmeccanica Spa	44,800 Shares of Common Stock		419,316
	Firstenergy Corp	69,100 Shares of Common Stock		2,694,209
	Foot Locker Inc	21,730 Shares of Common Stock		1,220,791
	Fortune R/Est Inv	271,000 Shares of Common Stock		273,976
	FP Corp N	12,000 Shares of Common Stock		387,839
	Fuchs Petrolub Se	20,800 Shares of Common Stock		838,003
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	G8 Education Ltd	72,315 Shares of Common Stock		$ 246,776
	Gagfah	12,800 Shares of Common Stock		286,540
	Gam Holding Ltd	27,014 Shares of Common Stock		489,359
	Gannett Inc	27,250 Shares of Common Stock		870,092
	Gatx Corp	22,100 Shares of Common Stock		1,271,634
	Gea Group	21,445 Shares of Common Stock		949,753
	Gem Diamonds	84,900 Shares of Common Stock		231,335
	Gen Mtrs Co	192,400 Shares of Common Stock		6,716,684
	General Electric Co	619,163 Shares of Common Stock		15,646,249
	Genting Hong Kong	974,000 Shares of Common Stock		340,900
	Gfk Se	6,700 Shares of Common Stock		275,609
	Gimv	6,500 Shares of Common Stock		299,158
	Glory Ltd	11,600 Shares of Common Stock		316,377
	Gmo Internet Inc	37,900 Shares of Common Stock		324,961
	Gn Store Nord	15,500 Shares of Common Stock		339,533
	Goldcrest Co Ltd	10,100 Shares of Common Stock		188,783
	Grand City Property	25,200 Shares of Common Stock		371,103
	Great Portland Estates	45,500 Shares of Common Stock		523,581
	Grifols	18,034 Shares of Common Stock		722,746
	GS Retail Co Ltd	15,024 Shares of Common Stock		350,603
	Halyard Health Inc	2,025 Shares of Common Stock		92,077
	Hamakyorex Co Ltd	4,000 Shares of Common Stock		124,109
	Hanesbrands Inc	6,165 Shares of Common Stock		688,137
	Harley Davidson	13,295 Shares of Common Stock		876,273
	Hartford Finl Svcs Group Inc	47,195 Shares of Common Stock		1,967,560
	Haulotte Group	20,200 Shares of Common Stock		305,782
	Havas	26,500 Shares of Common Stock		216,672
	Hca Hldgs Inc	23,955 Shares of Common Stock		1,758,057
	Henkel Ag & Co	15,826 Shares of Common Stock		1,712,416
	Hess Corp	81,900 Shares of Common Stock		6,045,858
	Hikma Pharmaceutic	31,017 Shares of Common Stock		957,109
	Hitachi Cap Corp	19,600 Shares of Common Stock		437,136
	Hologic Inc	43,625 Shares of Common Stock		1,166,532
	Honeywell Intl Inc	72,600 Shares of Common Stock		7,254,192
	Hulic Company Ltd	19,300 Shares of Common Stock		194,940
	Huntsman Corp	50,600 Shares of Common Stock		1,152,668
	Ig Group Hldgs Ord Gbp0.00005	33,700 Shares of Common Stock		377,811
	IHI Corporation	608,100 Shares of Common Stock		3,129,386
	Iida Group Ltd	34,800 Shares of Common Stock		428,995
	Ill Tool Wks Inc	58,100 Shares of Common Stock		5,502,070
	Inchcape	28,500 Shares of Common Stock		322,180
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Incitec Pivot	173,083 Shares of Common Stock		$ 451,840
	Independence Group	60,388 Shares of Common Stock		218,924
	Industrial & Commercial Bank	1,347,000 Shares of Common Stock		983,129
	Informa PLC	46,862 Shares of Common Stock		344,012
	Ingenico	2,489 Shares of Common Stock		262,871
	Ingersoll-Rand PLC	56,300 Shares of Common Stock		3,568,857
	Integrated Device Technology Inc	24,150 Shares of Common Stock		473,340
	Intercontl Hotels	31,619 Shares of Common Stock		1,279,385
	Internet Comm	16,700 Shares of Common Stock		343,764
	Interpump Group	23,300 Shares of Common Stock		328,462
	Intl Paper Co	183,500 Shares of Common Stock		9,831,930
	Intrum Justitia Nv	9,000 Shares of Common Stock		266,726
	Invesco Ltd	32,425 Shares of Common Stock		1,281,436
	Invesco Ltd	134,300 Shares of Common Stock		5,307,536
	Ipsos	15,000 Shares of Common Stock		430,445
	Itt Corporation W/I	23,025 Shares of Common Stock		931,592
	James Hardie Industries PLC	29,173 Shares of Common Stock		315,133
	Johnson & Johnson	112,500 Shares of Common Stock		11,764,125
	Johnson Matthey	54,328 Shares of Common Stock		2,877,630
	Jpmorgan Chase & Co	344,603 Shares of Common Stock		21,565,256
	Jungheinrich Non-Vtg	11,000 Shares of Common Stock		704,527
	Jyske Bank	6,800 Shares of Common Stock		345,649
	Kawasaki Heavy Ind	134,300 Shares of Common Stock		619,441
	Kddi Corp	31,100 Shares of Common Stock		1,980,989
	Kellogg Co	61,900 Shares of Common Stock		4,050,736
	Kepco Plant Service & Engineering	3,883 Shares of Common Stock		281,559
	Kintetsu World Exp	13,300 Shares of Common Stock		514,717
	Kohls Corp	137,758 Shares of Common Stock		8,408,748
	Konecranes Oyj	15,100 Shares of Common Stock		435,233
	Korean Reinsurance	47,384 Shares of Common Stock		465,585
	Kudelski Sa	20,737 Shares of Common Stock		252,521
	Lab Corp Amer Hldgs	7,285 Shares of Common Stock		786,052
	Lam Resh Corp	5,675 Shares of Common Stock		450,255
	Level 3 Communications Inc	31,660 Shares of Common Stock		1,563,371
	Liberty Global PLC	78,676 Shares of Common Stock		3,800,838
	Liberty Global PLC	47,364 Shares of Common Stock		2,377,910
	Liberty Ppty Tr	51,325 Shares of Common Stock		1,931,360
	Lifestyle Internat	257,000 Shares of Common Stock		540,854
	Lig Non-Life Insurance Co Ltd	9,992 Shares of Common Stock		249,084
	Lincoln Natl Corp	23,135 Shares of Common Stock		1,334,195
	Linde Ag	23,375 Shares of Common Stock		4,361,535
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Lixil Group Corporation	53,200 Shares of Common Stock		$ 1,133,265
	Lloyds Banking Gp	858,972 Shares of Common Stock		1,015,497
	Lockheed Martin Corp	15,100 Shares of Common Stock		2,907,807
	Lonza Group Ag	2,725 Shares of Common Stock		307,699
	L'Oreal	5,756 Shares of Common Stock		970,231
	Lowes Cos Inc	293,600 Shares of Common Stock		20,199,680
	Lvmh Moet Hennessy L. Vuitton	5,862 Shares of Common Stock		938,091
	Macys Inc	5,380 Shares of Common Stock		353,735
	Magna International Inc	8,735 Shares of Common Stock		949,407
	Marsh & Mclennan Co'S Inc	215,153 Shares of Common Stock		12,315,358
	Mednax Inc	11,640 Shares of Common Stock		769,520
	Meggitt	71,127 Shares of Common Stock		575,596
	Meitec Corporation	14,100 Shares of Common Stock		421,018
	Melia Hotels Intl	44,400 Shares of Common Stock		476,014
	Mercialys	8,800 Shares of Common Stock		196,304
	Merck & Co Inc	245,090 Shares of Common Stock		13,918,661
	Metlife Inc	172,600 Shares of Common Stock		9,335,934
	Micron Tech Inc	27,850 Shares of Common Stock		975,029
	Microsoft Corp	263,561 Shares of Common Stock		12,242,408
	Mineral Deposits	28,132 Shares of Common Stock		17,151
	Misumi Group Inc	17,500 Shares of Common Stock		582,385
	Mizrahi Tefahot Bank Ltd	29,800 Shares of Common Stock		313,205
	Mlp Lazard Ltd	37,600 Shares of Common Stock		168,797
	Mlp Lazard	11,815 Shares of Common Stock		591,104
	Molson Coors Brewing Co	16,700 Shares of Common Stock		1,244,484
	Monadelphous Group	13,810 Shares of Common Stock		106,120
	Mtu Aero Engines A	6,083 Shares of Common Stock		531,151
	Nagaileben Co	26,500 Shares of Common Stock		432,328
	Naver Corporation	748 Shares of Common Stock		484,534
	Navient Corp	74,600 Shares of Common Stock		1,612,106
	Nestle Sa	48,983 Shares of Common Stock		3,596,145
	Netapp Inc	14,050 Shares of Common Stock		582,373
	Newfield Exploration	29,575 Shares of Common Stock		802,074
	News Corp	146,100 Shares of Common Stock		2,292,309
	Ngk Insulators Ltd	92,100 Shares of Common Stock		1,915,821
	Nhk Spring Co Ltd	59,300 Shares of Common Stock		522,297
	Nippon Seiki Co	14,000 Shares of Common Stock		319,363
	Nippon Shokubai Co	19,000 Shares of Common Stock		251,812
	Nippon Thompson Co	63,000 Shares of Common Stock		311,072
	Novartis Ag	1,440 Shares of Common Stock		133,834
	Nrg Energy Inc	32,650 Shares of Common Stock		879,917
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Nrg Energy Inc	345,600 Shares of Common Stock		$ 9,313,920
	Nufarm	156,720 Shares of Common Stock		607,914
	Nuflare Technology	3,400 Shares of Common Stock		129,171
	Nxp Semiconductors	5,825 Shares of Common Stock		445,030
	Obic Co Ltd	11,200 Shares of Common Stock		367,588
	Oc Oerlikon Corp	23,810 Shares of Common Stock		299,527
	Okinawa Cellular	4,600 Shares of Common Stock		124,692
	Olympus Corp	98,200 Shares of Common Stock		3,497,344
	Ono Pharmaceutical	7,300 Shares of Common Stock		653,313
	Orange Eur4	87,001 Shares of Common Stock		1,489,649
	Oriental Watch Hld	274,000 Shares of Common Stock		52,999
	Orion Corp	16 Shares of Common Stock		14,775
	Orion Corp	459 Shares of Common Stock		423,859
	Osaka Titanium Technologies Co	4,400 Shares of Common Stock		84,701
	Osram Licht	6,413 Shares of Common Stock		254,219
	Ottogi Corpn	1,585 Shares of Common Stock		700,823
	Oxford Instruments	12,200 Shares of Common Stock		242,541
	Partners Group Hlg	3,360 Shares of Common Stock		978,936
	Pbf Energy Inc	31,600 Shares of Common Stock		841,824
	Pennon Group	23,500 Shares of Common Stock		336,927
	Pepsico Inc	91,106 Shares of Common Stock		8,614,983
	Pernod Ricard	4,744 Shares of Common Stock		529,616
	Pfizer Inc	486,660 Shares of Common Stock		15,159,459
	Pg& E Corp	231,900 Shares of Common Stock		12,346,356
	Philip Morris Intl	75,600 Shares of Common Stock		6,157,620
	Ping An Insurance Group 'H'	85,862 Shares of Common Stock		875,798
	Pinnacle Foods Inc D	20,200 Shares of Common Stock		713,060
	Pitney Bowes Inc	22,725 Shares of Common Stock		553,808
	Pkc Group Oyj	4,800 Shares of Common Stock		102,109
	Playtech PLC Ord	53,864 Shares of Common Stock		578,673
	Pnc Financial Services Group	61,918 Shares of Common Stock		5,648,779
	Portland General Electric Co	9,800 Shares of Common Stock		370,734
	Precision Drilling Corporation	153,450 Shares of Common Stock		929,907
	Premier Oil	82,300 Shares of Common Stock		214,562
	Procter & Gamble	109,409 Shares of Common Stock		9,966,066
	Prosegur Seguridad	71,600 Shares of Common Stock		408,939
	Prudential	68,481 Shares of Common Stock		1,593,143
	Prysmian Spa	7,800 Shares of Common Stock		142,992
	Publicis Groupe Sa	91 Shares of Common Stock		6,567
	Pvtpl Dell Inc	357,500 Shares of Common Stock		4,915,625
	Pz Cussons	71,400 Shares of Common Stock		340,671
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Qualcomm Inc	69,400 Shares of Common Stock		$ 5,158,502
	Quintiles Transnational Hldgs Inc	13,325 Shares of Common Stock		784,443
	Raffles Medical	158,000 Shares of Common Stock		463,829
	Ramirent Oyj	52,100 Shares of Common Stock		406,631
	Raymond James Fncl Inc	34,800 Shares of Common Stock		1,993,692
	Raytheon Co	59,800 Shares of Common Stock		6,468,566
	Redrow	95,900 Shares of Common Stock		441,867
	Regus PLC	243,400 Shares of Common Stock		790,923
	Reorg/Covidien PLC	48,742 Shares of Common Stock		4,985,332
	Reorg/Covidien PLC	38,800 Shares of Common Stock		3,968,464
	Reorg/Covidien PLC	61,500 Shares of Common Stock		4,440,300
	Republic Svcs Inc	77,500 Shares of Common Stock		3,119,375
	Rexel	26,600 Shares of Common Stock		477,982
	Ricoh Leasing	9,600 Shares of Common Stock		249,418
	Rightmove	9,600 Shares of Common Stock		336,499
	Roche Hldgs	13,197 Shares of Common Stock		3,584,633
	Rock-Tenn Co	18,345 Shares of Common Stock		1,118,678
	Rockwool Intl	1,461 Shares of Common Stock		165,123
	Rolls Royce Holdings	130,121 Shares of Common Stock		1,765,153
	Rolls Royce Holdings	16,435,890 Shares of Common Stock		25,628
	Ross Stores Inc	4,100 Shares of Common Stock		386,466
	Royal Caribbean Cruises	9,555 Shares of Common Stock		787,619
	Rpc Group	21,700 Shares of Common Stock		168,164
	S.W. Airl Co	303,000 Shares of Common Stock		12,822,960
	Sabmiller PLC	51,498 Shares of Common Stock		2,698,824
	Saf Holland	51,400 Shares of Common Stock		690,382
	Saga PLC	28,189 Shares of Common Stock		68,172
	Sakai Chemical Ind	44,000 Shares of Common Stock		140,189
	Samchuly Bicycle	15,225 Shares of Common Stock		264,566
	Sands China Ltd	220,700 Shares of Common Stock		1,085,734
	Sartorius Stedim	3,700 Shares of Common Stock		722,170
	Sato Holdings	22,800 Shares of Common Stock		522,958
	Schlumberger Ltd	15,664 Shares of Common Stock		1,337,862
	Schneider Electric	17,205 Shares of Common Stock		1,261,834
	Schwab Charles Corp	203,694 Shares of Common Stock		6,149,522
	Scor	10,600 Shares of Common Stock		323,164
	Sdl Ord	19,900 Shares of Common Stock		128,771
	Seek Limited	18,767 Shares of Common Stock		265,232
	Segro PLC	72,400 Shares of Common Stock		418,031
	Shanks Group	169,900 Shares of Common Stock		264,917
	Shinko Elec Inds	48,900 Shares of Common Stock		336,482
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Ship Healthcare Holdings Inc	8,400 Shares of Common Stock		$ 192,108
	Sika Ag	110 Shares of Common Stock		325,024
	Skyworks Solutions Inc	8,450 Shares of Common Stock		614,399
	Softbank Corp	34,100 Shares of Common Stock		2,050,636
	Spar Nord Bank	42,100 Shares of Common Stock		396,799
	Sparebank	31,700 Shares of Common Stock		221,973
	Spectra Energy Corp	79,700 Shares of Common Stock		2,893,110
	Spirent Comms	215,100 Shares of Common Stock		254,061
	St James'S Place	37,800 Shares of Common Stock		480,063
	Stanley Black & Decker Inc	9,285 Shares of Common Stock		892,103
	Starz Liberty Ser	24,110 Shares of Common Stock		716,067
	Sthree Ord	109,800 Shares of Common Stock		505,271
	Sumitomo Real Est	11,400 Shares of Common Stock		258,912
	Sun Tr Banks Inc	36,415 Shares of Common Stock		1,525,789
	Sundrug Co Ltd	10,400 Shares of Common Stock		428,075
	Sunstone Hotel Invs Inc	78,300 Shares of Common Stock		1,292,733
	Suruga Bank	36,000 Shares of Common Stock		667,484
	Swedbank Ag	46,500 Shares of Common Stock		1,161,275
	Swedish Orphan Biovitrum	111,300 Shares of Common Stock		1,128,177
	Synchrony Finl	31,775 Shares of Common Stock		945,306
	Syngenta	2,540 Shares of Common Stock		817,994
	T.K. Corp	9,080 Shares of Common Stock		95,003
	Taylor Wimpey	415,800 Shares of Common Stock		893,407
	Te Connectivity Ltd	80,600 Shares of Common Stock		5,097,950
	Tecan Group Ag	4,300 Shares of Common Stock		489,005
	Techtronic Industr	327,000 Shares of Common Stock		1,054,179
	Telecom Italia Spa	710,344 Shares of Common Stock		758,125
	Telefonica Sa	117,573 Shares of Common Stock		1,695,849
	Telenet Grp Hldg	19,802 Shares of Common Stock		1,112,648
	Teleperformance	6,600 Shares of Common Stock		450,669
	Tencent Hldgs Limited	165,300 Shares of Common Stock		2,398,015
	Texas Instruments Inc	131,800 Shares of Common Stock		7,046,687
	Thermo Fisher Corp	89,500 Shares of Common Stock		11,213,455
	Thk Co Ltd	25,000 Shares of Common Stock		610,117
	Tikkurila Oy	9,300 Shares of Common Stock		163,063
	Time Warner Cable Inc	49,190 Shares of Common Stock		7,479,831
	Time Warner Cable Inc	124,893 Shares of Common Stock		10,668,360
	Tivo Inc Com	45,800 Shares of Common Stock		542,272
	T-Mobile	35,600 Shares of Common Stock		959,064
	Tokyo Ohka Kogyo	18,600 Shares of Common Stock		574,002
	Tokyo Tatemono Co	101,000 Shares of Common Stock		742,158
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common stock (continued)
	Toyota Motor Corp	72,300 Shares of Common Stock		$ 4,557,683
	Travis Perkins	22,000 Shares of Common Stock		637,016
	Treas Wine Estates	92,865 Shares of Common Stock		362,501
	Trinity Ind Inc	24,005 Shares of Common Stock		672,380
	Tsutsumi Jewelr	7,100 Shares of Common Stock		151,777
	Tyson Foods Inc	37,820 Shares of Common Stock		1,516,204
	UCB	17,495 Shares of Common Stock		1,337,933
	Unilever	34,550 Shares of Common Stock		1,364,588
	Union Pac Corp	62,900 Shares of Common Stock		7,493,277
	United Internet	14,312 Shares of Common Stock		649,174
	United Sts Stl Corp	32,525 Shares of Common Stock		869,719
	United Technologies Corp	134,300 Shares of Common Stock		15,444,500
	US Bancorp	223,335 Shares of Common Stock		10,038,908
	VCA Inc	16,265 Shares of Common Stock		793,244
	Viacom Inc	31,200 Shares of Common Stock		2,347,800
	Vinci 0	14,546 Shares of Common Stock		801,039
	Vontobel Hldgs	13,901 Shares of Common Stock		524,619
	Voya Finl Inc	25,575 Shares of Common Stock		1,083,868
	Vulcan Materials Co	72,300 Shares of Common Stock		4,752,279
	Wal-Mart Stores Inc	30,200 Shares of Common Stock		2,593,576
	Webster Fncl Corp	61,625 Shares of Common Stock		2,004,661
	Wells Fargo & Co	199,504 Shares of Common Stock		10,936,809
	Western Union Co	369,294 Shares of Common Stock		6,614,056
	Westn Digital Corp	10,400 Shares of Common Stock		1,151,280
	Whiting Pete Corp	18,335 Shares of Common Stock		605,055
	Whole Foods Mkt Inc	9,760 Shares of Common Stock		492,099
	Wienerberger Ag	27,600 Shares of Common Stock		382,233
	Wincor Nixdorf Ag	6,600 Shares of Common Stock		321,130
	Wood Group (John)	49,600 Shares of Common Stock		461,326
	Wpp PLC	103,936 Shares of Common Stock		2,179,737
	Xebio Co Ltd	11,800 Shares of Common Stock		197,823
	Xl Group PLC	17,595 Shares of Common Stock		604,740
	Xl Group PLC	168,219 Shares of Common Stock		5,781,687
	Yamazen Corp	46,000 Shares of Common Stock		329,955
	Zimmer Hldgs Inc	8,160 Shares of Common Stock		925,507
	Zodiac Aerospace	67,362 Shares of Common Stock		2,274,983
	Zumtobel Group Ag	21,000 Shares of Common Stock		475,314
	Zurich Insurance Group	4,177 Shares of Common Stock		1,310,291

				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Cash and cash equivalents
	Interest-Bearing Cash	USD deposits		$ 22,804,163
	Cash	Foreign currency and collaterals		1,741,655
	Goldman Sachs	Cash Collateral		260,000
	Credit Suisse	Cash Collateral		163,000
	Credit Suisse	Cash Collateral		112,000
	Credit Suisse	Cash Collateral		47,000

	U.S. government securities
	FNMA	1.625% Due 11-27-2018		703,370
	FNMA	2.375% Due 07-28-2015		101,241
	FNMA	Wells Fargo Tr Mtg Pthru Ctf Cl A-1 Var 12-25-34		7,401
	FNMA	J P Morgan Mtg Tr Fltg Rt 4.645883% Due 06-25-2035		182,287
	FNMA	Tesco Coml Paper 4/2Yrs 3&4 Cpn 08-18-2015		356,759
	FNMA	Gtd Mtg Pool #Ah9391 4% 03-01-2026		195,214
	FNMA	Gtd Mtg Pool #Ai2095 4% 05-01-2026		820,356
	FNMA	Gtd Mtg Pool #Aj1509 4% 09-01-2041		2,012,367
	FNMA	Gtd Mtg Pool #Ak2411 4% Due 02-01-2042		497,823
	FNMA	Fnra361225Be#Mbs Remic Adjustable 12-25-2036		191,654
	FNMA	Pool #470989 2.9% Due 06-01-2020		399,848
	FNMA	Pool #Ab1609 4% 10-01-2025		1,125,703
	FNMA	Pool #Ab9280 4% 05-01-2043		390,195
	FNMA	Pool #Ao1771 4% 05-01-2042		261,689
	FNMA	Pool #Ap1215 3.5% 06-01-2043		925,907
	FNMA	Remic Tr 2010-2 Cl-Gf Fltg 12-25-2049		82,526
	FNMA	Ser 2011-40 Cl Sx Var Rt Due 11-25-2040		1,215
	FNMA	Ser 2011-86 Cl Nf Fltg Rt Due 09-25-2041		86,699
	FNMA	Single Family Mortgage 3.5% 15 Yrs Settles Jan		24,297,338
	FNMA	Single Family Mortgage 3.5% 30 Yrs Settles Jan		7,713,923
	FNMA	Single Family Mortgage 4% 30 Yrs Settles Feb		(2,661,300)
	FNMA	Single Family Mortgage 4.5% 30 Yrs Settles Jan		(19,538,442)
	FNMA	Single Family Mtg 5 30 Yrs Settles Feb		2,207,148
	FNMA	Fltg Ser 2007-34 Cl S 04-25-2037		102,579
	FNMA	2007-15 Cl Ai Var 03-25-2037		38,687
	FNMA	2007-56 Gs Flt Rt 06-25-2037		184,309
	FNMA	Fr Cmo 25/03/37 Usd 03-25-2037		14,783
	FNMA	Remic Ser 2005-84 Cl-Sg Flt Rt 10-25-2035		99,271
	FNMA	Remic Tr 2009-87 Cl-Hs Var Rate 11-25-2039		15,060
	FNMA	Ser 2007-32 Cl Sa Fltg Rt 04-25-2037		51,128
	FNMA	Ser 2007-4 Cl Sl Fltg Rt 02-25-2037		10,342
	FNMA	Ser 2007-89 Cl Sd Fltg Rt 09-25-2037		125,214
	FNMA	Remic Tr 2011-60 Cl-Oa Prin Only 08-25-2039		147,663
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	FNMA	Ser 2013-M4 Cl X1 Var Rt 02-25-2018		$ 456,175
	GNMA	Single Family Mortgage 3% 30 Yrs Settles Jan		2,045,250
	GNMA	Pool #Ab9437 3.5 Due 11-15-2042		852,230
	Federal Home Ln Mtg Corp	Preassign 00074 2.375 01-13-2022		1,010,294
	Federal Home Ln Mtg Corp	Corp Andina De Fomento 3.95% 15/10/2021		49,576
	Federal Home Ln Mtg Corp	Multiclass Ser 3828 Cl Sy 02-15-2041 Fltg		3,477
	Federal Home Ln Mtg Corp	Multiclass Ser 3951 Cl Us Fltg 02-15-2040		46,016
	Federal Home Ln Mtg Corp	Multiclass Ser 3147 Cl Ls 04-15-2036		214,157
	Federal Home Ln Mtg Corp	Multiclass Ser 3218 Cl As 09-15-2036		193,918
	Federal Home Ln Mtg Corp	Multiclass Ser 3218 Cl Sa Flg Rt Due 09-15-2036		15,882
	Federal Home Ln Mtg Corp	Discount Nt 01-28-2016		1,799,944
	Federal Home Ln Mtg Corp	Discount Nt 02-12-2016		2,599,845
	Federal Home Ln Mtg Corp	Discount Nt 01-23-2016		199,998
	Federal Home Ln Mtg Corp	Discount Nt 02-04-2015		199,995
	Federal Home Ln Mtg Corp	Discount Nt 04-09-2015		3,599,158
	NCUA	Gtd Nts Tr 2010-R2 Gtd Nt Cl I-A Due 11-06-2017		418,833
	Small Business Admin	Gtd Dev Partn Ctf 5.12 Due 11-01-2027		782,088
	United States of America	Treas Bds 3% Due 11-15-2044		735,657
	United States of America	Treas Nts 2.25% Due 11-15-2024		11,375,925
	United States of America	Treas Nts 2.75% Due 02-15-2024		2,841,118
	United States of America	Treas 1.75% Due 05-15-2022		3,784,731
	United States of America	Treas Bonds 04-15-2029		8,878,532
	United States of America	Treas Bonds 0.625%Tips 02-15-2043		38,840
	United States of America	Treas Bonds 0.625%Tips 02-15-2043		97,099
	United States of America	Treas Bonds 0.75 Deb Tips 02-15-2042		1,327,376
	United States of America	Treas Bonds 0.75 Deb Tips 02-15-2042		1,470,324
	United States of America	Treas Notes Inflation Index 0.125 Nts 07-15-2025		1,155,691
	United States of America	Treas Notes Inflation Indexed 0.125 04-15-2019		7,470,586
	United States of America	Treas Notes 1.25 07-15-2021		4,685,190
	United States of America	Treas Bds 1.375 02-15-2044		6,342,223
	United States of America	Treas Bds 1.375 02-15-2044		2,075,636
	United States of America	Treas Bds 2.125 2-15-2042		2,972,947
	United States of America	Treas Bds Index Linked 1.75 Due 01-15-2028		4,876,075
	United States of America	Treas Bds Inflation Index Linked 3.875% 04-15-2030		2,150,019
	United States of America	Treas Nts 0.125 04-15-2020		9,921,846
	United States of America	Treas Nts Dtd 01/15/2013 Tips 01-15-2023		2,088,920
	United States of America	Treas Nts Dtd 01/15/2013 Tips 01-15-2023		397,890
	United States of America	Treas Nts Index Linked 01-15-2023		306,130
	United States of America	Treas Nts Tips .375 07-15-2023		1,714,929
	United States of America	Treas Nts Tips .375 07-15-2023		302,634
	United States of America	Treas Notes Idx Lkd Nt 1.375 Nts Tips 1/15/2021		7,145,774
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	United States of America	Treas Bds Index Linked 2.00 Due 01-15-2026		$ 164,516
	United States of America	Treas Bds Index Linked 2.5 Due 01-15-2029		1,029,265
	United States of America	Treas Bds Index Linked Notes 2.375 Due 01-15-2027		2,818,361
	United States of America	Treas Bds Index Linked Notes 2.375 Due 01-15-2027		1,550,099
	United States of America	Treas Infl Indexed Bonds 2.375 Due 01-15-2025		6,211,755
	United States of America	Treas Nts Index Linked 1.875 Due 07-15-2019		14,323,021
	United States of America	Treas Nts Index Linked 2.00 Due 01-15-2016		607,018
	United States of America	Treas Nts Inflation Linked 2.50 Due 07-15-2016		7,599,150
	United States of America	Treas Nts Tips 07-15-2023		9,356,078
	United States of America	Treas Nts Tips Dtd 07-15-2011 07-15-2022		7,360,931
	United States of America	Treasury Dtd 02/15/2010 02-15-2041		427,222
	United States of America	Treasury Nts 1.125% Tips 15/1/21 01-15-2022		8,660,175
	United States of America	Treasury Nts Tips Dtd 00340 04-15-2017		2,037,716

	Corporate debt instruments
	ADT Corp	6.25 Due 10-15-2021		462,375
	Aecom	5.75% Due 10-15-2022		715,750
	AES Corp	Sr Nt 7.375 Due 07-01-2021		549,180
	Aflac Inc	6.45% Due 08-15-2040		650,459
	Allflex Hldgs Inc	Term Loan Due 06-07-2021		483,334
	Alliance Data Sys Corp	6.375 Due 04-01-2020		306,750
	Allison Transmission Inc	7.125 Due 05-15-2019		549,281
	Alphabet Hldg Co	7.75% Due 11-01-2017		254,250
	Altice S A	7.75 Due 05-15-2022		200,375
	Altria Group Inc	9.7% Due 11-10-2018		253,962
	Amc Networks Inc	7.75 Due 07-15-2021		218,280
	Amerigas Fin Corp	Nt 6.75 5-20-2020		643,750
	Ameristar Casinos	7.5% Due 04-15-2021		781,867
	Amern Bldrs	5.625% Due 04-15-2021		502,500
	Amern Fltg	6.7521% Due 08-01-2019		257,250
	Ancestry Com Hldgs LLC	9.625 Due 10-15-2018		441,000
	Appalachian Pwr Co	7.95% Due 01-15-2020		624,205
	Arcelormittal SA	Due 08-05-2020		518,750
	Aristocrat Leisure Limited	First Lien Due 09-29-2021		343,000
	Asbury Automotive Group Inc	6.0% Due 12-15-2024		203,500
	Atlantic Power Limited Partnership	Term Loan Due 02-24-2021 Beo		451,885
	Atwood Oceanics Inc	6.5 Due 02-01-2020		386,750
	Ayt Ced Cajas	3.75% A/B Bd 31/3/15 Eur'A'		244,017
	Banc Amer	Remic Tr 2010-Uber5 Due02-17-2051		688,671
	Banc Amer	Remic Tr 2009-Uber2 Coml Mtg Ctf Var 12-24-49		434,234
	Banco Mercantile	4.375% Due 07-19-2015		303,750
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Barclays Bank PLC	6.5% Fxd Rte Perp Sub Ctg C		$ 237,654
	Barclays Bank PLC	7.625 Due 11-21-2022		328,028
	Barrick Gold Corp	6.95 Due 04-01-2019		569,355
	Bear Stearns	2.69015% Due 01-25-2035		227,704
	Belden Inc	5.5 Due 09-01-2022		272,938
	Berry Pete Co	6.375 Due 09-15-2022		342,000
	Bhp Finance Ltd	5.4% Due 03-29-2017		650,064
	Biomet Inc	6.5% Due 08-01-2020		743,650
	Biomet Inc	6.5% Due 10-01-2020		105,500
	Bldg Matls Corp	5.375% Due 11-15-2024		374,062
	Borgata	Term Ln Due 08-15-2018 Beo		226,748
	Boyd Gaming Corp	9.125% Due 12-01-2018		410,000
	Brand Energy & Infrastructure	8.5 Due 12-01-2021		450,000
	Cablevision Sys	5.875% Due 09-15-2022		506,250
	Cablevision Sys	Sr Nt 8 Due 04-15-2020		352,560
	California Res Corp	6% Due 11-15-2024		359,125
	Calpine Corp	5.75% Due 01-15-2025		202,500
	Calpine Corp	7.875% Due 01-15-2023		353,903
	Cantor Fitzgerald	7.875% Due 10-15-2019		546,250
	Cascades Inc	7.875% Due 01-15-2020		194,480
	Cco Hldgs LLC	5.125% Due 02-15-2023		317,687
	Cco Hldgs LLC	6.625% Due 01-31-2022		584,375
	Ccoh Safari LLC	5.5% Due 12-01-2022		101,500
	Celulosa Arauco Y	5% Due 01-21-2021		417,828
	Centurylink Inc	5.8 Due 03-15-2022		492,812
	Cequel Communications Hldgs	Sr Nt 144A 5.125		97,000
	Cequel Communications Hldgs	6.375 Due 09-15-2020		750,375
	CGG SA	6.875% Due 01-15-2022		190,000
	Charter Communications Oper LLC	Term Loan E Due 03-31-2020		483,082
	Checkout Holdings Corp	Term Ln(1St Lien)Due 04-03-2021		235,971
	Choice Hotels Intl	5.75% Due 07-01-2022		326,040
	Chrysler Group LLC	8.25 Due 06-15-2021		553,750
	Chs / Cmnty Hlth	5.125% Due 08-01-2021		259,375
	Chs / Cmnty Hlth	6.875% Due 02-01-2022		476,719
	CIFC	Var Rt Due 08-14-2024		1,101,430
	Cit Group Inc	5.25% Due 03-15-2018		559,822
	Citigroup Commer Mortgage Trust	Var Rt 05-14-2017		535,583
	Citizens	7.125% Due 03-15-2019		711,750
	Clean Hbrs Inc	5.25% Due 08-01-2020		429,135
	Commercial Mtg	3.83 Due 07-10-2046		314,448
	Commercial Mtg	Pass-Thru Ser2010-C1 Cl A1 144A 3.156 11-1-2015		429,497
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Commercial Mtg	Passthru Ctf Cl A-4 5.444 Due 03-10-2039		$ 533,339
	Commercial Mtg	Pass Thru Ctf Cl A-4B Due 12-10-2049		300,482
	Commscope Hldg Co Inc	6.625 Due 06-01-2020		206,000
	Commscope Inc	5.5% Due 06-15-2024		295,500
	Constellation Brands Inc	3.875% Due 11-15-2019		503,750
	Consumers Energy	5.5% Due 08-15-2016		211,379
	Corp Andina De Fomento	3.95% 15/10/2022		255,621
	Cpg Merger Sub LLC	8% Due 10-01-2021		460,125
	CR Agricole SA	8.125 09-19-2033		446,270
	Cr Suisse	6.5 Due 08-08-2023		219,864
	Cred Agricole SA	6.5% 23/12/2049		493,337
	Credit Suisse Coml Mtg	5 Due 09-15-2040		220,891
	Credit Suisse Coml Mtg	Var Rt Due 01-15-2049		812
	Crestwood Midstream Partners	6% 12-15-2020		478,750
	Csc Hldgs LLC	5.25% Due06-01-2024		201,000
	Csmc Ser	Var Rt Due 09-15-2040		213,818
	Csmc Ser	Var Rt Due 06-10-2049		211,647
	Cumulus Media	7.75% Due 05-01-2019		404,000
	Cwmbs Inc	2004-Hyb2 Cl 6-A Flt Rt Due 07-20-2034		120,056
	Cyrusone	6.375% Due 11-15-2022		480,375
	Dana Hldg Corp	5.5% Due 12-15-2024		151,500
	Dana Hldg Corp	6.75% Due 02-15-2021		343,687
	Darling	5.375% Due 01-15-2022		517,125
	Davita Inc	5.75 Due 08-15-2022		742,000
	Dbubs	Pass Thru Ctf Cl A-2 144A 4.528 07-01-19		431,756
	Dbubs	3.386% Due 07-10-2044		830,845
	Dealer Tire, LLC	Term Loan B First Liendue 12-17-2021		471,438
	Digitalglobe Inc	5.25 Due 2-01-2021		522,500
	Dish Dbs Corp	4.25% Due 04-01-2018		153,187
	Dish Dbs Corp	5% Due 03-15-2023		145,125
	Dish Dbs Corp	5.875% Due 07-15-2022		720,575
	Dish Dbs Corp	5.875% Due 11-15-2024		351,750
	Dole Food Co Inc	7.25 Due 05-01-2019		448,875
	Donnelley R R	6% Due 04-01-2024		123,125
	Donnelley R R	6.5% Due 11-15-2023		486,875
	Duane Str Clo Iv Ltd	Var Rt Due 01-11-2021		336,168
	Dynegy Fin I Inc	7.625% Due 11-01-2024		408,000
	Dynegy Inc	5.875% Due 06-01-2023		522,500
	E Trade Finl Corp	5.375% Due 11-15-2022		511,250
	Ed Ln Fdg Master Tr	Asset Backed Nt A-3L 144A 08-25-2028		198,202
	EFS Volunteer	Var Rt Due 10-25-2021		77,670
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Encana Corp	6.5% Due 05-15-2019		$ 454,046
	Endeavor Energy Resource	Sr Nt 7 Due 08-15-2021		354,000
	Endo Fin LLC	7% Due 07-15-2019		521,875
	Ensco PLC	4.7% Due 03-15-2021		100,453
	Entergy Ark Inc	3.75% Due 02-15-2021		318,425
	Entergy Gulf Sts	3.95% Due 10-01-2020		321,021
	Exopack Hldgs S A	7.875 Due 11-01-2019		515,000
	Exp-Imp Bank Korea	Flt Rt 20/03/2015		601,541
	Extended Stay Amer	2.9575 Due 12-05-2031 Beo		405,290
	Felcor Lodging Ltd	6.75% Due 06-01-2019		415,480
	Felcor Lodging Ltd Partnership	5.625 Due 03-01-2023		445,500
	Firstenergy Corp	4.25 Due 03-15-2023		206,363
	Florida Gas Transmission Co	5.45% Due 07-15-2020		551,620
	Ford Mtr Cr Co LLC	1.5 Due 01-17-2017		198,924
	Ford Mtr Cr Co LLC	3.984 Due 06-15-2016		310,621
	Ford Mtr Cr Co LLC	4.207% Due 04-15-2016		414,018
	Foresight Energy	7.875% Due 08-15-2021		370,312
	Fpl Group Cap Inc	7.875 Due 12-15-2015		79,792
	Frontier	6.25% Due 09-15-2021		100,500
	Fti Consulting Inc	6% Due 11-15-2022		766,875
	Gannett Co Inc	5.5% Due 09-15-2024/09-08-2014		501,250
	Goldman Sachs Grp	Snr Nts 05/2015 Eur1000		726,559
	Goodyear Tire	Sr Nt 8.25 Due 08-15-2020		530,000
	Granite Master	Mtgbacked Nt Cl A7 Due 12-20-2054 Reg		34,958
	Granite Master	2003-3 Cl 1B Fltg Rate Due 01-20-2044		708,634
	Granite Master	2006-1 Nt Cl A5 144A Var Rt 12-20-54		149,059
	Grantie Acquisition Inc	Term Loan Second Lien Due 10-14-2022		479,156
	Graphic Packaging	4.875% Due 11-15-2022		502,500
	Gray T.V. Inc	7.5% Due 10-01-2020		725,120
	GS Mtg	3.849 Due 12-10-2043		276,259
	GS Mtg	Pass Thru Ctfcl A-2 144A 4.592 10 Aug 2043		661,165
	GS Mtg	2010-C2 Var Rt Due 12-10-2043		113,560
	GS Mtg	Pass Thru Ctf Cl 2A1 Due 11-25-2035		108,616
	GS Mtg	2004-Cw1 Cl Iia-1 6% Due 04-01-2034		301,671
	GS Mtg	2005-Ar6 Cl 1A1 Due 09-25-2035		209,994
	Gulfmark Offshore Inc	Sr Nt 6.375 Due 03-15-2022		380,695
	Hallmark Fdg Ltd	2006-1A Cl A1 Fltg 05-21-2021		458,522
	HCA Hldgs Inc	5.875% Due 03-15-2022		124,830
	HCA Hldgs Inc	6.25% Due 02-15-2021		479,250
	HCA Hldgs Inc	7.75% Due 05-15-2021		235,365
	HCA Hldgs Inc	Sr Nt 7.5 Due 02-15-2022		285,625
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Hd Supply Inc	7.5 Due 07-15-2020		$ 419,000
	Hertz Corp	6.25 Due 10-15-2022		404,000
	Hertz Corp	7.375% Due 01-15-2021		262,500
	Holly Energy	6.5% Due 03-01-2020		495,000
	Hologic Inc	6.25 Due 08-01-2020		381,680
	Hornbeck Offshore	5.875 Due 04-01-2020		442,500
	HSBC Bank	0% Eln Snr 17/11/16 Usd7.66		1,210,388
	HSBC Fin Corp	6.676% Due 01-15-2021		2,200,876
	HSBC Fin Corp	Due 06-01-2016		1,017,773
	Hughes Satellite	6.5% Due 06-15-2019		536,250
	Hughes Satellite	7.625% Due 06-15-2021		275,000
	Infor US Inc	11.5 Due 07-15-2018		491,590
	Infor US Inc	9.375 Due 04-01-2019		535,000
	Intelsat	6.75% Due 06-01-2018		357,000
	Intelsat Jackson	7.25% Due 04-01-2019		260,937
	Intelsat Jackson Hldgs	7.25 Due10-15-2020/10-15-2015		528,125
	Intesa Sanpaolo S P A	2.375 Due 01-13-2017		504,376
	Intl Lease Fin Corp	6.75 Due 09-01-2016		106,500
	Isle Capri Casinos	7.75% Due 03-15-2019		301,185
	Isle Capri Casinos	8.875 Due 06-15-2020		468,000
	J P Morgan	4.645883% Due 06-25-2035		44,001
	J P Morgan Chase Coml Mtg	3.853 Due 6-15-15		217,423
	J P Morgan Chase Coml Mtg	3.45% Due 03-01-2016		205,281
	J P Morgan Chase Coml Mtg	4.3877 Due 02-15-2046		538,111
	J P Morgan Chase Coml Mtg	4.1063 Due 07-15-2046		854,866
	J P Morgan Chase Coml Mtg	5.399 Due 05-15-2045		388,829
	Jersey Str Clo Ltd	.51620000601%Due 10-20-2018		92,912
	Jo-Ann Stores Inc	9.75 Due 10-15-2019		467,500
	JP Morgan Chase Bank	8.375% 19/03/2024		691,291
	JP Morgan Chase Bank	6.125% Due 17/05/2028		399,677
	JP Morgan Chase Bank	7.0% Due 17/05/2022		894,918
	Jupiter Res Inc	8.5 Due 10-01-2022		319,812
	Kazmunaygas National Co	4.875% 07/05/2025		371,661
	KBC Bank	8% Sub 25/01/2023		450,000
	Kinder Morgan	5.95% Due 02-15-2018		993,603
	Klx Inc	5.875% Due 12-01-2022		126,250
	Kommunalbanken	1.75% Due 10-05-2015		403,804
	Kraft Foods Group	1.625% Due 06-04-2015		100,426
	Lamar Media Corp	5.875 Snr Nt Due 02-01-2022		466,875
	Level 3 Escrow Ii Inc	5.375% Due 08-15-2022		100,500
	Level 3 Fing Inc	5.75% Due 12-01-2022		150,937
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Level 3 Fing Inc	7 Due 06-01-2020		$ 790,312
	Levi Strauss & Co	7.625% Due 05-15-2020		516,600
	Levi Strauss & Co	6.875 Due 05-01-2022		107,500
	Lineage Logistics LLC	Term Ln Due 03-31-2021		384,070
	Linn Energy LLC	6.5% Due 09-15-2021		202,500
	Linn Energy LLC	7.75% Due 02-01-2021		555,207
	Live Nation Entmt	5.375% Due 06-15-2022		450,000
	Lloyds Banking Gp	7.625% Undated Nts		468,468
	LSB Inds Inc	7.75 Due 08-01-2019		520,000
	Magyar Export-Import Bank	4.0% 30/01/2020		199,300
	Mallinckrodt Intl	4.75% Due 04-15-2023		480,000
	Mauser Industrieverpackungen	Term Loan Due 06-25-2021		539,000
	Mdc Partners Inc	6.75 Due 04-01-2020		721,000
	Mediacom LLC	7.25 Due 02-15-2022		550,830
	Mem Prodtn	6.875% Due 08-01-2022		342,000
	Merrill Lynch	2004-D Cl A1 09-25-2029		88,894
	Merrill Lynch & Co Inc	Tranche # Tr00677 6.875% Due 04-25-2018		574,290
	Montefiore Med Ctr	Taxbl Rev Bd 144A Due 05-20-27		526,238
	Moog Inc	5.25% Due 12-01-2022		354,375
	Mph Acquisition Hldgs LLC	6.625 04-01-2022		587,938
	Multi-Color Corp	6.125% Due 12-01-2022		350,000
	Murray Energy Corp	9.5% Due 12-05-2020		475,000
	Murray Energy Corp	Term Loan Due 11-21-2019		430,064
	Nbty Inc	Sr Nt 9 Due 10-01-2018		272,700
	Neff Corp	Term Loan Second Lien Due 05-21-2021		408,191
	Neiman Marcus Group Inc	Term Ln Due 10-25-2020		386,987
	Neustar Inc	4.5% Due 01-15-2023		218,125
	Nexstar Broadcasting Inc	6.875 Due 11-15-2020		615,238
	Nissan Mtr Accep Corp	1.95 Due 09-12-2017		402,599
	Nortek Inc	8.5% Due 04-15-2021		642,000
	Nrg Energy Inc	7.875% Due 05-15-2021		484,875
	Nrg Energy Inc	8.25% Due 09-01-2020		159,058
	NRG Energy Inc	6.25% Due 05-01-2024		101,750
	Oasis Pete Inc	7.25 Due 02-01-2019		891,970
	OBP Depositor LLC	4.6462 Due 07-15-2045		553,902
	Omega Healthcare	6.75 Due 10-15-2022		265,000
	Oxea Finance And Cy. S.C.A.	Term Loan (Second Lien) Due 07-15-2020		473,750
	Penske Automotive	5.375% Due 12-01-2024		202,500
	Penske Automotive	5.75% Due 10-01-2022		389,063
	Pertamina Pt	6 Due 05-03-2042		195,250
	Petrobras Global	4.875% Due 03-17-2020		126,294
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Petrobras Intl Fin	3.875% Due 01-27-2016		$ 588,780
	Petroleos	4.875% Due 01-18-2024		442,614
	Petroleos	5.5% Due 01-21-2021		108,250
	Petroleos	5.5% Due 06-27-2044		445,740
	Petroleos De	6% Due 11-15-2026		340,331
	Petroleos De	8.5% Due 11-02-2017		43,014
	Petroleos Mexicanos	4.875 Due 01-24-2022		283,848
	Pinnacle Entmt Inc	8.75% Due 05-15-2020		638,868
	Plastipak Hldgs Inc	6.5% Due 10-01-2021		472,625
	Polymer Group Inc	6.875% Due 06-01-2019		336,000
	Potash Corp Sask	6.5% Due 05-15-2019		659,432
	Pride Intl Inc	6.875% Due 08-15-2020		448,789
	Pt Pertamina	Tranche # 6.45% 30/05/2044		1,151,150
	Pvtpl 1011778 B C Unlimited Liab	1011778 B C Unlimited Liability		461,250
	Pvtpl Banco Santander Chile	Sr Nt Fltg 144A Var Rt Due 01-19-2016		300,750
	Pvtpl Baytex Energy Corp Sr Nt	5.625% Due 06-01-2024/06-06-2014 Beo		425,000
	Pvtpl BPCE	4.625 Due 07-11-2024 Beo		582,513
	Pvtpl Constellium	8.0% Due 01-15-2023		248,750
	Pvtpl Constellium	5.75% Due 05-15-2024/05-07-2014		261,000
	Pvtpl Credit Suisse Group	6.5 Due 08-08-2023 Beo		439,088
	Pvtpl Dufry Fin	Nt 5.5 Due 10-15-2020		520,105
	Pvtpl Fmg Res August 2006 Pty	Sr Nt 8.25 Due 11-01-2019		204,750
	Pvtpl Fresenius Med Care	4.125 10-15-2020/10-29-2014		502,500
	Pvtpl Goodman Fdg Pty Ltd Gtd	Sr Nt 144A6.375% Due 11-12-2020 Beo		431,887
	Pvtpl Ineos Group Hldgs	6.125 Due 08-15-2018 Beo		478,750
	Pvtpl Intesa Sanpaolo S P A	6.5 2-24-2021		347,056
	Pvtpl Leaseplan Corp	3 10-23-2017 Reg		512,121
	Pvtpl N Atlc Drilling Ltd	6.25 Due 02-01-2019		491,250
	Pvtpl Numericable Group	6 Due 05-15-2022		502,750
	Pvtpl Seadrill Ltd	5.625 Due 09-15-2017		442,500
	Pvtpl Seadrill Ltd	6.125 Due 09-15-2020		207,500
	Pvtpl Standard Chartered PLC	Sub Nt 3.9501-11-2023		289,512
	Pvtpl Trinidad Drilling Ltd	Sr Nt 7.875% Due 01-15-2019/01-15-2015		372,000
	Pvtpl Videotron Ltd	5.375 Due 06-15-2024/04-09-2014		255,000
	Qep Res Inc	6.875% Due 03-01-2021		512,500
	Quebecor Media Inc	5.75% Due 01-15-2023		369,122
	Rabobank Nederland	8.4 Due 29-11-2049		439,000
	Rbscf Tr	Pass Thru Ctf Cl Msci A 144A Var 6-16-2049		307,617
	Rbscf Tr	Pass Thru Ctf Cl Wbcmt A 144A Var Rt 4-16-47		616,340
	Rbssp Resecuritization	2010-1 Cl 2-A1 144A Var 07-26-2045		364,352
	RCS Cap Corp	Term Ln Due 04-29-2019		250,250
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Renaissance Acquisition Corp	6.875Bds Due 08-15-2021		$ 432,000
	Rent A Ctr Inc	6.625 Due11-15-2020		240,000
	Reynolds Group	5.75 Due 10-15-2020		128,125
	Reynolds Group	9.875 Due 08-15-2019		473,820
	Rice Energy Inc	6.25 Due 05-01-2022		372,000
	Sabine Pass Lng	7.5% Due 11-30-2016		208,000
	Safway Group Hldg	7% Due 05-15-2018		427,500
	Sally Hldgs LLC	5.75 Due 06-01-2022		471,375
	SBA	5.75 Due 07-15-2020		763,350
	Scientific Games Intl Inc	6.25 Due 09-01-2020 Reg		350,000
	Selkirk	1.183 Due 02-20-2041		315,895
	Sequa Corp	7% Due 12-15-2017		450,000
	Shell Intl Fin	3.25% Due 09-22-2015		203,735
	Signode Indl Group US Inc	6.375 Due 05-01-2022		438,750
	Sinclair T.V	6.125% Due 10-01-2022		734,635
	Sinclair T.V.	Sinclair T.V. 5.375% Due 04-01-2021		99,250
	Sirius Xm Radio Inc	6 Due 07-15-2024		563,750
	SLM Corp	6.25 Due 01-25-2016		208,000
	SLM Corp	8.45% Due 06-15-2018		111,500
	Southern Co	2.375% Due 09-15-2015		606,533
	Southern Star Cent Corp	5.125% Due 07-15-2022		477,375
	Southwestn Elec	5.375% Due 04-15-2015		404,939
	Spectrum Brands Inc	6.375 Due11-15-2020		521,250
	Speedway Motorsports Inc	6.75 Due 02-01-2019		618,000
	Sprint Corporation	7.25% Due 09-15-2021		396,500
	Sprint Nextel Corp	6 Due 11-15-2022		920,000
	Statoil Asa	3.125 Due 08-17-2017		626,848
	Steelriver Transm Co	4.71 Due 06-30-2017		162,105
	Stone Str	5.902% Due 12-15-2015		520,481
	Structured Asset Secs Corp	Adj Rate Mtg Ln Tr Due 11-25-2034		87,847
	Structured Asset Secs Corp	2003-40A Cl 3-A1 Due 01-25-2034		266,103
	Subn Propane	5.5% Due 06-01-2024		241,250
	Subn Propane	7.375% Due 08-01-2021		246,163
	Summit Materials LLC	Fin 10.5 01-31-2020		555,000
	Sungard Data Systems Inc	6.625 Due 11-01-2019		1,010,000
	Sydney Airport Finance	5.125 Due 02-22-2021		448,102
	Syniverse Hldgs	9.125% Due 01-15-2019		270,655
	Teck Resources Ltd	4.5% Due 01-15-2021		391,248
	Tempur Sealy Intl Inc	6.875 Due 12-15-2020		451,563
	Tenet Healthcare	6.75% Due 02-01-2021		526,250
	Tenet Healthcare	8% Due 08-01-2020		263,750
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Tenet Healthcare	8.125 Due 04-01-2022		$ 279,375
	Tenet Healthcare Corp	5% Due 03-01-2019		150,188
	Tenet Healthcare Corp	5.5% Due 03-01-2019		102,250
	Tenneco Inc	6.875% Due 12-15-2020		528,750
	Terex Corp	6 Due 05-15-2021		612,000
	Term BEO	Second Lien Due 07-02-2022		583,000
	Tesco	Coml Paper 4/2Yrs 3&4 Cpn 08-18-2015		294,717
	Tesoro Logistics Lp/Corp	6.25% Due 10-15-2022 Beo		498,750
	Thc Escr Corp	6 Due 10-01-2020		268,458
	Thornburg	Pass Thru Ctf Cl 3A-1 Due 09-25-2037		90,480
	Times Sqr	Pass Thru Ctf 144A Cl A 5.4 Due 12-13-28		342,432
	T-Mobile USA Inc	6.125 Due 01-15-2022		253,750
	T-Mobile USA Inc	6.375% Due 03-01-2025		254,000
	T-Mobile USA Inc	6.542% Due 04-28-2020		258,125
	T-Mobile USA Inc	6.731% Due 04-28-2022		412,000
	Tms International Corp	7.625 Due 10-15-2021		312,750
	Toledo Edison Co	7.25% Due 05-01-2020		97,615
	Total CAP	4.45% Due 06-24-2020		438,840
	Transunion Hldg Co	8.125 Due 06-15-2018		203,975
	Transunion Hldg Co	9.625 Due 06-15-2018 Reg		162,625
	Trinseo Matls Oper S C A	8.75 02-01-2019		576,824
	Tronox Fin LLC	6.375 Due 08-15-2020		476,188
	TWCC Hldg Corp	Term Loan Due 12-11-2020		236,250
	UBS Ag Jersey	Brh 22/02/2022		322,442
	Unit Corp	6.625% Due 05-15-2021		313,250
	United Surgical Partners Intl Inc	Term Loan Due 04-03-2019		340,447
	USI Inc	Term Ln 2013 Due 12-27-2019		480,848
	Utd Rentals N Amer	8.375% Due 09-15-2020		536,250
	Vale Overseas Ltd	4.625% Due 09-15-2020		202,089
	Vale Overseas Ltd	6.875% Due 11-21-2036		105,419
	Valeant Pharmaceuticals Intl	6.875 Due 12-01-2018		272,316
	Venture Vii Cdo Ltd	Var Rt Due 01-20-2022		407,018
	Verizon Communications	5.012% Due 08-21-2054		56,900
	Verizon Communications	5.15 Bds Due 09-15-2023		110,423
	Verizon Communications	6.55 Bds Due 09-15-2043		840,434
	Viking Cruises Ltd	8.5 Due 10-15-2022		541,250
	Vpi Escrow Corp	6.375 Due 10-15-2020		522,500
	Vpii Escr Corp	7.5 Due 07-15-2021		108,000
	Walter Invt Mgmt	7.875% Due 12-15-2021		334,688
	Wamu	Pass-Thru Ctfs Ser 2005-Ar7 Cl A-2 Due 08-25-2035		15,017
	Wells Fargo	Pass Thru Ctf Cl A-1 Var 12-25-34		112,239
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	West Corp	5.375% Due 07-15-2022		$ 215,438
	Westmoreland Coal	8.75% Due 01-01-2022		442,125
	Weyerhaeuser Co	7.375% Due 10-01-2019		238,604
	Wideopenwest Fin	10.25% Due 07-15-2019		848,619
	Wind Acqstn Fin	6.5% Due 04-30-2020		409,000
	Windstream Corp	7.5 Due 04-01-2023		696,500
	Wmg Acquisition Corp	6.75 Due 04-15-2022		455,000
	Wmg Acquisition Corp	6% Due 01-15-2021		500,000

	Foreign government obligations
	Bonos Y Oblig Del Estado	3.8% 30/04/2024		1,158,860
	Bonos Y Oblig Del Estado	Bd 0.0% 31/01/2023		475,103
	Brazil (Fed Rep of)	10% T-Nts 01/01/18		370,138
	Brazil(Fed Rep of)	10% T-Nts 01/01/23		1,216,110
	Brazil(Fed Rep of)	10% T-Nts 01/01/25		2,886,893
	Brazil(Fed Rep of)	10% T-Nts 01/01/21		1,040,170
	Brazil(Fed Rep of)	10% 01/01/17		150,525
	Brazil(Fed Rep of)	2.625 Due 01-05-2023		1,597,050
	Brazil(Fed Rep of)	5% Bds 27/01/45 Usd1000		221,426
	Chile Rep	Chile Rep Nt 3.125% Due 03-27-2025 Reg		199,000
	Colombia (Rep of)	10% Bds 24/07/24		1,987,062
	Colombia (Rep of)	Global Bd 4% Due 02-26-2024		281,188
	Croatia (Rep of)	6.75 Due 11-05-2019		219,000
	Croatia (Rep of)	6.75% Bds 05/11/19 Usd'Regs		231,000
	Croatia (Rep of)	Bd 5.5% 04/04/2023		255,045
	Dominican Republic	7.5 Due 05-06-2021		126,089
	Dominican Republic	5.875% Bds 18/04/24 Tbond		143,500
	Fed Rep of Nigeria	16.39% Bds 27/01/22		311,182
	Fed Rep of Nigeria	Bond 16.0% 29/06/2019		183,380
	Greece (Rep of)	Tb 16/01/15 Eur		846,411
	Greece (Rep of)	Hellenic 09/01/2015		1,935,827
	Guatemala (Rep of)	8.125 Bds 06/10/34 8.125 Due 10-06-2034		130,500
	Hungary (Rep of)	6% Bds 24/11/2023		182
	Hungary (Rep of)	6.5% Bds 24/06/19		87,741
	Hungary (Rep of)	6.75% Bds 24/11/17		256,509
	Hungary (Rep of)	Nt 4 Due 03-25-2019		698,700
	Hungary (Rep of)	Nt 4.0% Due 25/03/19		166,860
	Hungary (Rep of)	Nt 5.75 Due 11-22-2023		367,690
	Hungary (Rep of)	5.75% Bds 22/11/23		360,450
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Foreign government obligations (continued)
	Hungary (Rep of)	6.375% Nts 29/03/21		$ 135,479
	Indonesia(Rep of)	7.875% Snr 15/04/2019		446,528
	Indonesia(Rep of)	8.375% Bds 15/03/24		1,509,687
	Indonesia(Rep of)	3.375 Due 04-15-2023		269,325
	Indonesia(Rep of)	4.875% Mtn 05/21		642,056
	Indonesia(Rep of)	5.5% Bds 15/01/2024		877,688
	Indonesia(Rep of)	7.5% Bds 15/01/16		543,788
	Indonesia(Rep of)	Bond 11.625 Due 03-04-2019		508,681
	Indonesia(Rep of)	6.75% 15/01/2044		359,600
	Italy (Rep of)	2.1% I/L Nts 15/09/2021		568,779
	Italy (Rep of)	2.25% Nts 22/04/17		62,363
	Italy (Rep of)	2.6% Idx/Lkd 15/09/2023		1,412,267
	Italy (Rep of)	2.35% Idx/Lkd Nts 15-09-2024		1,084,170
	Kenya (Republic of)	6.875% 24/06/2024		873,575
	Kenya (Republic of)	5.875% 24/06/2019		203,000
	Korea Export Import Bank	Nt 5.125% Due 06-29-2020		563,490
	Malaysia (Govt of)	3.172% Bds 15/07/16		270,070
	Malaysia (Govt of)	3.48% Bds 15/03/23		82,770
	Malaysia (Govt of)	3.844% Bds 15/04/33		86,706
	Malaysia (Govt of)	3.892% Bds 15/03/27		134,348
	Malaysia (Govt of)	4.16% Nts 15/07/21		43,188
	Malaysia (Govt of)	4.181% Bds 15/07/24		180,983
	Malaysia (Govt of)	4.24% Bds 07/02/18		1,319,111
	Malaysia (Govt of)	4.262% Bds 15/09/2016		819,893
	Mex Bonos Desarr	4.75% 14/06/18		98,955
	Mexican Cetes	Indxlinkd 4.0% 08/11/2046		743,511
	New Zealand	Idx/Lkd Bds 20/09/2025		2,736,579
	New Zealand	Idx/Lkd Bds 20/09/2030		176,538
	Panama Rep	5.2% Due 01-30-2020 Reg		358,313
	Paraguay Rep	4.625% Due 01-25-2023		406,000
	Paraguay Rep	6.1% Due 11/08/2044		214,000
	Philippines Rep	Global Bd 6.375% Due 01-15-2032		307,850
	Philippines Rep	Global Bd 6.375% Due 10-23-2034		242,540
	Philippines Rep	6.375% Bds 23/10/34		134,250
	Philippines Rep	9.375% Bds 18/01/17		146,566
	Poland (Rep of)	2.5% Bds 25/07/18		1,056,018
	Poland (Rep of)	3.25% Bds 25/07/19		773,903
	Poland (Rep of)	4% Bds 25/10/23		202,101
	Poland (Rep of)	6.375% Bds 15/07/19		234,550
	Poland (Rep of)	4% Due 01-22-2024		1,220,438
	Republic of Ecuador	7.95 Due 06-20-2024 Reg		414,675
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Foreign government obligations (continued)
	Republic of Peru	144A 5.7% 12/08/2024		$ 473,947
	Romania (Rep of)	5.95% Nts 11/06/21		237,504
	Romania (Rep of)	5.9% Bds 26/07/2017		162,298
	Romania (Rep of)	4.375 Due 08-22-2023		851,513
	Romania (Rep of)	4.375% Snr Mtn 22/08/23 Usd		733,038
	Romania (Rep of)	4.875% Snr 22/1/24		1,456,350
	Romania (Rep of)	6.125% 22/01/44		162,643
	Russian Federation	7% Bds 16/08/23		467,385
	Russian Federation	7.5% Bds 27/02/19		115,725
	Russian Federation	6.2% Bds 31/01/2018		551,025
	Serbia (Rep)	5.875% 03/12/2018		502,800
	Socialist Rep Of Vietnam	4.8% 19/11/2024		784,700
	South Africa Rep	4.665% 17/01/2024		104,000
	South Africa Rep	4.665 Due 01-17-2024		269,100
	South Africa Rep	5.875% Due 09-16-2025		574,387
	South Africa Rep	6.25% Bds 31/03/36		157,052
	South Africa Rep	10.5% Bds 21/12/2026		1,365,305
	Spain (Kingdom of)	0.55% Idx/Lkd Bds 11/19		612,273
	Sri Lanka(Republic of)	6.25% Due 07-27-2021		324,725
	Sri Lanka(Republic of)	Due 07-25-2022		203,250
	Thailand(Kingdom)	3.25% Bds 16/06/17		402,617
	Thailand(Kingdom)	3.625% Bds 16/06/23		324,495
	Thailand(Kingdom)	3.875% Bds 13/06/19		735,915
	Thailand(Kingdom)	1.2% I/L 14/07/21		711,837
	Turkey (Rep of)	7.1% Bds 08/03/23 Try100		519,082
	Turkey (Rep of)	8.3% Bds 20/06/18 Try100		1,710,798
	Turkey (Rep of)	9% Bds 08/03/17 Try1000		87,819
	Turkey (Rep of)	9.5% Bds 12/01/22 Try100		204,872
	Turkey (Rep of)	5.75% Due 22/03/2024		1,122,500
	Turkey (Rep of)	5.75% Due 03-22-2024		290,550
	Ukraine	9.25% Due 24/07/2017		250,000
	United Mexican States	7.5% Mbonos 03/06/27		683,673
	United Mexican States	10 Due 12-05-2024		1,025,870
	United Mexican States	3.6% Due 01-30-2025 Reg		518,180
	United Mexican States	4.75% 08/03/2044		278,635
	United Mexican States	3.5 01-21-2021		296,090
	United Mexican States	Medium Term Nts 3.625 Due 03-15-2022		93,978
	United Mexican States	Medium Term Nts bond 4 Due 10-02-2023		170,150
	United Mexican States	Mtn Tranche # Tr 00019 5.625 Due 01-15-2017		271,250
	United Mexican States	4% Udi Idx 15/11/40		730,435
	United Mexican States	4.5% Index Linked Bds22/11/35		1,535,927
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Foreign government obligations (continued)
	Uruguay (Rep of)	4.125% Nts 20/11/45		$ 211,500
	Waha Aerospace B V	144A 3.925 Due 07-28-2020		439,950

	Commit to purchase agreements
	Repurchase agreement	W/Citigroup .14% From 12-31-2014 To 01-02-2015		13,800,000
	Repurchase agreement	W/Deutsche .1% From 12-31-2014 To 01-02-2015		6,500,000
	Repurchase agreement	W/Chase Sec .14% From 12-31-2014 To 01-02-2015		3,600,000

	Municipal government obligations
	Ont (Prov of)	1.875 Due 09-15-2015		505,139
	Bay Area Toll Auth Calif	7.043% 04-01-2050 Taxable		372,187
	California St	5.7% 11-01-2021 Taxable		117,884
	California St	7.7% 11-01-2030 Taxable		126,197
	California St	7.95 03-01-2036 Taxable		124,194
	Indiana St Fin Auth Rev	6.596% 02-01-2039 Taxable		995,108
	Los Angeles Cnty Calif Pub Wks	6.091% 08-01-2022 Taxable		484,324
	Metro Wastewtr Reclamation	5.018% 04-01-2020 Taxable		471,295
	Michigan St Univ Revs	6.173% 02-15-2050 Taxable		607,445
	New York St Dorm Auth	5.289% 03-15-2033 Taxable		593,145
	Seminole Cnty Fla Wtr & Swr	6.443% 10-01-2040 Taxable		469,216
	Texas Transn Commn St Hwy	5.028% 04-01-2026 Taxable		582,855

	Swaps/Options/Futures
	IRS	DEUTGB2L 6MLIBOR		446,075
	IRS	CITIUS33 6M 3.45%/3MLIBOR		5,227
	IRS	RBOSGB2RTCM 3.45 / LIBOR		8,364
	Deutsche Bank	Cash Collateral		580,000
	Citibank	Cash Collateral		51,000
	RPI	3.125% BNPAFRPP 15/12/2024 SWU09OBG9		1,179
	RPI	3.17% CITIUS33 08/12/2024SWU09RX78		13,870
	RPI	3.45% GSCMUS33 15/12/2044SWU09OCL7		1,895
	RPI	3.45% GSCMUS33 15/12/2044SWU09OCL7		1,895
	RPI	3.5% BARCGB33 15/10/2044 SWU09OA21		14,045
	RPI	3.5% BOFAUS6NGFX 15/10/2044 SWU09OA39		7,022
	RPI	3.5% CSFPGB2L 15/10/2044 SWU09OA47		7,022
	RPI	3.51% GSCMUS33 15/12/2044SWU09OBS3		6,045
	RPI	3.5275% CSFPGB2L 23/09/2044 SWU09TT20		9,714
	RPI	3.5275% CSFPGB2L 23/09/2044 SWU09TT20		9,714
	RPI	3.5275% CSFPGB2L 23/09/2044 SWU09TT20		9,715
	CSFBUS	Sell Protection on CDX		32,931
	Goldman Sachs International	Sell Protection on BP Cap Mkts		2,253
				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Swaps/Options/Futures (continued)
	Chase	Sell Protection on BP Cap Mkts		$ 11,266
	Chase	Sell Protection on Qatar (State of)		1,526
	Bank of America	Sell Proteection on Barrick Gold Corp		921
	Deutsche Bank	Sell Protection on Qatar (State of)		763
	Societe Generale	Fx Deal - 19 Dec, 2014 Nzd Usd Ex.Rate 1.287537		16,717
	JP Morgan Chase Bank	Fx Deal - 29 Dec, 2014 Nzd Usd Ex.Rate 7.832200		23
	Credit Suisse International	Fx Deal - 28 Jul, 2014 Usd Brl Ex.Rate 0.430200		18,930
	Credit Suisse International	Fx Deal - 06 Aug, 2014 Usd Brl Ex.Rate 0.421976		77,839
	Citibank N.A.	Fx Deal - 22 Aug, 2014 Usd Brl Ex.Rate 0.427332		324,669
	JP Morgan Chase Bank, N.A.	Fx Deal - 15 Sep, 2014 Usd Brl Ex.Rate 0.415196		75,997
	Bnp Paribas Paris	Fx Deal - 12 Nov, 2014 Usd Brl Ex.Rate 0.384889		10,481
	Deutsche Bank Ag	Fx Deal - 02 Dec, 2014 Usd Brl Ex.Rate 0.368595		77,690
	Credit Suisse International	Fx Deal - 02 Dec, 2014 Usd Brl Ex.Rate 0.366367		10,249
	HSBC Bank Usa, N.A.	Fx Deal - 31 Dec, 2014 Usd Brl Ex.Rate 0.376477		951
	Deutsche Bank Ag	Fx Deal - 31 Dec, 2014 Usd Brl Ex.Rate 0.376477		3,993
	Citibank N.A.	Fx Deal - 10 Dec, 2014 Usd Cad Ex.Rate 0.872737		715
	Citibank N.A.	Fx Deal - 12 Dec, 2014 Usd Eur Ex.Rate 1.244359		24,881
	JP Morgan Chase Bank, N.A.	Fx Deal - 17 Dec, 2014 Usd Eur Ex.Rate 1.240004		40,775
	Citibank N.A.	Fx Deal - 22 Dec, 2014 Usd Eur Ex.Rate 1.225940		154,509
	Bnp Paribas Paris	Fx Deal - 28 Nov, 2014 Usd Eur Ex.Rate 1.247757		5,236
	Jpmorgan Chase Bank, N.A.	Fx Deal - 24 Nov, 2014 Usd Eur Ex.Rate 1.240170		234,694
	Credit Suisse International	Fx Deal - 09 Dec, 2014 Usd Gbp Ex.Rate 1.562473		1,009
	Deutsche Bank Ag	Fx Deal - 26 Nov, 2014 Usd Jpy Ex.Rate 0.008480		419
	Bank Of America, N.A	Fx Deal - 07 Nov, 2014 Usd Krw Ex.Rate 0.000918		1,043
	Scblgb2L	Fx Deal - 07 Nov, 2014 Usd Krw Ex.Rate 0.000917		582
	Bank Of America, N.A	Fx Deal - 07 Nov, 2014 Usd Krw Ex.Rate 0.000915		247
	Barclays Bank PLC Wholesale	Fx Deal - 12 Nov, 2014 Usd Mxn Ex.Rate 0.073361		15,919
	JP Morgan Chase Bank, N.A.	Fx Deal - 04 Dec, 2014 Usd Mxn Ex.Rate 0.070713		45,599
	Royal Bank Of Canada	Fx Deal - 03 Dec, 2014 Usd Mxn Ex.Rate 0.070706		45,493
	Standard Chartered Bank	Fx Deal - 04 Dec, 2014 Usd Mxn Ex.Rate 0.070731		28,899
	Barclays Bank Plc Wholesale	Fx Deal - 18 Dec, 2014 Usd Mxn Ex.Rate 0.068403		3,718
	Brothers Harriman & Co	Fx Deal - 30 Dec, 2014 Usd Mxn Ex.Rate 0.133859		8
	Credit Suisse London	Fx Deal - 31 Dec, 2014 Usd Mxn Ex.Rate 0.134643		121
	Credit Suisse London	Fx Deal - 30 Dec, 2014 Usd Mxn Ex.Rate 0.134643		16

	Stapled Securities
	Investa Office Fd Units	269,167 Shares; Stapled Securities		469,181
	Rolls Royce Holdings Entitlement	96,252 Shares; Stapled Securities		448,189
	Goodman Group	76,134 Shares; Stapled Securities		226,788

				(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common collective trusts
*	BNY Mellon	Mellon S&P 500 Index Non-Lendable Fund; 3,577,119 shares		$ 755,594,853
*	Blackrock	Extended Equity Market Lendable Fund; 3,162,115 shares		154,876,294
*	Blackrock	MSCI ACWI Ex-US Index Non-Lendable Fund; 4,860,850 shares		104,490,766
*	Blackrock	Bond Index Non-Lendable Fund; 6,557,538 shares		87,273,617
*	Blackrock	Lifepath Index 2035 Non-Lendable Fund; 14,737,980 shares		200,097,552
*	Blackrock	Lifepath Index 2030 Non-Lendable Fund; 9,200,753 shares		125,125,643
*	Blackrock	Lifepath Index 2025 Non-Lendable Fund; 8,252,065 shares		112,369,188
*	Blackrock	Lifepath Index 2040 Non-LendableFund; 7,067,668 shares		95,721,675
*	Blackrock	Lifepath Index 2020 Non-Lendable Fund; 6,945,219 shares		94,183,424
*	Blackrock	Lifepath Index 2045 Non-Lendable Fund; 6,209,949 shares		83,841,141
*	Blackrock	Lifepath Index 2050 Non-Lendable Fund; 5,114,371 shares		69,890,954
*	Blackrock	Lifepath Index 2055 Non-Lendable Fund; 2,604,625 shares		42,627,038
*	Blackrock	Lifepath Index Retirement Non-Lendable Fund; 10,899,433 shares		152,895,066
*	Northern Trust	Short Term Investment Fund		10,116,884
*	Northern Trust	Short Term Investment Fund		2,915,536
*	Systematic	Short Term Investment Fund		927,246
*	Northern Trust	Short Term Investment Fund		828,006

	Participant-directed investments at fair value			$ 7,940,478,063

*	Various Participants	Participant Loans (secured by account, rates randing from
		4.25% to 10.50% with maturity dates ranging from 2015 to 2029)		$ 97,182,449

* Party-in-interest
** Cost information is not required for Participant-directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm

(concluded)